SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☐ or Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The information contained in this report on Form 6-K shall be deemed filed with the Securities and Exchange Commission solely for purpose of being and hereby is incorporated by reference into and as part of the Registration Statement on Form F-10 (File No. 333-170416) filed by the registrant under the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2011

Shaw Communications Inc.

By:	/s/ Steve Wilson
Steve Wilson Sr. V.P., Chief Financial Officer Shaw Communications Inc.

January 12, 2012
Annual General Meeting
Notice & Proxy Circular

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SHAW COMMUNICATIONS INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The annual general meeting (the “Meeting”) of shareholders of Shaw Communications Inc. will be held as follows:

Date:	Thursday, January 12, 2012

Time:	11:00 a.m. (Mountain time)

Location:	Shaw – Barlow Trail Building 2400 – 32nd Avenue NE Calgary, Alberta

for the following purposes:

1.	to receive the consolidated financial statements for the year ended August 31, 2011 and the auditors’ report on those statements;

2.	to elect directors;

3.	to appoint auditors; and

4.	to transact such other business as may properly come before the meeting.

By Order of the Board of Directors,

(signed)	Peter A. Johnson
General Counsel and Corporate Secretary

Calgary, Alberta

November 22, 2011

Holders of class A participating shares of record at the close of business on November 29, 2011 are the only shareholders entitled to vote at the Meeting. Holders of class B non-voting participating shares are entitled to attend and speak at the Meeting, but are not entitled to vote on any matter proposed for consideration.

If you cannot attend the Meeting in person, you are encouraged to complete the accompanying proxy and deliver or send it in the enclosed envelope to CIBC Mellon Trust Company, c/o Canadian Stock Transfer Company Inc., 600 The Dome Tower, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1 (mailing address: CIBC Mellon Trust Company, c/o Canadian Stock Transfer Company Inc., Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1), to be received not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or an adjournment thereof.

SHAW COMMUNICATIONS INC.

PROXY CIRCULAR

The information contained in this proxy circular is provided in connection with the solicitation of proxies by and on behalf of management of Shaw Communications Inc. (the “Corporation”) for use at the annual general meeting (the “Meeting”) of shareholders of the Corporation to be held on January 12, 2012, and any adjournments thereof, as set forth in the attached Notice of Meeting.

Unless otherwise noted, the information contained in this proxy circular is given as of November 22, 2011. All sums are expressed in Canadian dollars.

BUSINESS OF THE MEETING

1.	Election of Directors

Information concerning the nominees for election to the Board of Directors (the “Board”) of the Corporation is set forth below, along with certain other information relating to meetings of the Board and its committees.

The number of directors to be elected is 16. Directors will hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. Management of the Corporation recommends voting in favour of each nominee listed below.

Nominees for Election to the Board of Directors(1)

The following table sets out the name of each nominee, together with his or her municipality of residence, age, year first elected or appointed a director, biography, meeting attendance record and comparative ownership of securities of the Corporation for the fiscal years ended August 31, 2011 and 2010.

PETER J. BISSONNETTE(8)(11) Calgary, AB, Canada Age: 64 Director Since: 2009 Non-Independent

•     President of the Corporation

Other positions:

•      Director of Cable Television Laboratories, Inc. (CableLabs), a not-for-profit research development consortium dedicated to pursuing new cable telecommunications technologies

Fiscal 2011 Board and Committee Meeting Attendance(12)
Board of Directors				7 of 7	100%
Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)		DSU(4)
2011	40,000	160,178	1,050,000		Nil
2010	40,000	147,657	1,150,000		Nil

ADRIAN I. BURNS Rockcliffe Park, ON, Canada Age: 65 Director Since: 2001 Independent

•     Corporate Director

•      Former Member of the Copyright Board of Canada

•      Former Commissioner of the Canadian Radio-television and Telecommunications Commission

Other positions:

•      Former Vice Chair and presently a Trustee of the Board of Trustees of the National Arts Centre

•      Board member of several business and community organizations, including Carthy Foundation, Ombudsman for Banking Services and Investments and RCMP Heritage Center

Fiscal 2011 Board and Committee Meeting Attendance(12)
Board of Directors				7 of 7	100%
Corporate Governance and Nominating Committee				5 of 5	100%
Executive Committee				1 of 1	100%
Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)		DSU(4)
2011	2,600	6,000	70,000		26,094
2010	2,600	6,000	70,000		21,717

GEORGE F. GALBRAITH Vernon, B.C., Canada Age: 67 Director Since: 1991 Independent

•     Corporate Director

•      Former President of Vercom Cable Services Ltd. which operated the cable television system serving Vernon, British Columbia

Other positions:

•      Director of Okanagan Innovation Fund

Fiscal 2011 Board and Committee Meeting Attendance(12)
Board of Directors				7 of 7	100%
Corporate Governance and Nominating Committee				5 of 5	100%
Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)		DSU(4)
2011	10,000	547,621	50,000		3,101
2010	10,000	547,621	50,000		Nil

DR. RICHARD R. GREEN(9) Boulder, CO., USA Age: 74 Director Since: 2010 Independent

•     Corporate Director

•      Former President and CEO of Cable Television Laboratories, Inc. (also known as CableLabs)

Other Public Board Membership:

•      Liberty Global, Inc. (NASDAQ)

Other positions:

•      Director of several private companies and not-for-profit organizations

Fiscal 2011 Board and Committee Meeting Attendance(12)
Board of Directors				7 of 7	100%
Human Resources and Compensation Committee				2 of 2	100%
Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)		DSU(4)
2011	Nil	Nil	70,000		8,222
2010	Nil	Nil	70,000		1,116

DR. LYNDA HAVERSTOCK, C.M., S.O.M. Regina, SK, Canada Age: 63 Director Since: 2007 Independent

•     President and Chief Executive Officer of Tourism Saskatchewan, a public-private partnership responsible for tourism activities

•      Former Lieutenant Governor of Saskatchewan (2000 – 2006)

Other positions:

•      Former leader of the Liberal Party of Saskatchewan

Fiscal 2011 Board and Committee Meeting Attendance(12)
Board of Directors				7 of 7	100%
Corporate Governance and Nominating Committee				5 of 5	100%
Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)		DSU(4)
2011	Nil	Nil	70,000		7,844
2010	Nil	Nil	70,000		2,792

GREGG KEATING Porters Lake, N.S., Canada Age: 48 Director Since: 2007 Independent		• Chairman and Chief Executive Officer of Altimax Venture Capital, parent company of the Keating Group which comprises a diverse portfolio of Business Interests
Fiscal 2011 Board and Committee Meeting Attendance(12)
Board of Directors				7 of 7	100%
Audit Committee				4 of 4	100%
Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)		DSU(4)
2011	2,500	63,120	70,000		17,946
2010	2,500	63,120	70,000		11,500

MICHAEL W. O’BRIEN Canmore, AB, Canada Age: 66 Director Since: 2003 Lead Director Since: 2009 Independent

•     Corporate Director

•      Until his retirement in 2002, served as Executive Vice President, Corporate Development and Chief Financial Officer of Suncor Energy Inc., an integrated energy company

Other Public Board Membership:

•     Suncor Energy Inc. (TSX, NYSE)

Fiscal 2011 Board and Committee Meeting Attendance(12)
Board of Directors				7 of 7	100%
Corporate Governance and Nominating Committee – Chair				5 of 5	100%
Executive Committee				1 of 1	100%
Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)		DSU(4)
2011	10,000	13,000	70,000		29,731
2010	10,000	13,000	70,000		25,499

PAUL K. PEW(13) Toronto, ON, Canada Age: 47 Director Since: 2008 Independent

•     Co-Founder and Co-Chief Executive Officer of G3 Capital Corp., a Toronto based alternative asset manager

•      Corporate Director and Private Investor

•      From August 2004 – August 2007, Vice Chairman, Investment Banking GMP Securities Ltd., an independent investment dealer

Fiscal 2011 Board and Committee Meeting Attendance(12)
Board of Directors				7 of 7	100%
Audit Committee – Chair				4 of 4	100%
Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)		DSU(4)
2011	Nil	25,000	70,000		23,068
2010	Nil	25,000	70,000		13,445

JEFFREY C. ROYER(13) Toronto, ON, Canada Age: 56 Director Since: 1995 Independent		• Corporate Director and Private Investor Other positions: • Director of several private companies and not-for-profit organizations
Fiscal 2011 Board and Committee Meeting Attendance(12)
Board of Directors				7 of 7	100%
Audit Committee				4 of 4	100%
Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)		DSU(4)
2011	100,000(6)	14,965,572(6)	50,000		31,304
2010	100,000(6)	14,965,572(6)	50,000		23,055

BRADLEY S. SHAW(7)(8) Calgary, AB, Canada Age: 47 Director Since: 1999 Non-Independent		• Chief Executive Officer of the Corporation
Fiscal 2011 Board and Committee Meeting Attendance(12)
Board of Directors				7 of 7	100%
Executive Committee				–	–
Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)		DSU(4)/RSU(5)
2011	4,426,400	4,111,647	750,000		44,950
2010	4,426,400	3,965,630	750,000		5,341

JIM SHAW(7)(8) Calgary, AB, Canada Age: 54 Director Since: 2002 Non-Independent		• Vice Chairman of the Corporation Other positions: • Director of United Acquisitions II Corp.
Fiscal 2011 Board and Committee Meeting Attendance(12)
Board of Directors – Vice Chair				5 of 7	71%
Executive Committee				0 of 1	–
Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)		DSU(4)
2011	4,426,400	4,891,784	1,050,000		Nil
2010	4,426,400	4,416,828	1,050,000		Nil

JR SHAW, O.C.(7)(8)(10) Calgary, AB, Canada Age: 77 Director Since: 1966 Non-Independent		• Founder and Executive Chairman of the Corporation Other positions: • Director and President of the Shaw Foundation • Director of several private companies
Fiscal 2011 Board and Committee Meeting Attendance(12)
Board of Directors – Executive Chair				7 of 7	100%
Executive Committee – Chair				1 of 1	100%
Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)		DSU(4)
2011	8,929,800	25,617,232	Nil		Nil
2010	8,929,800	23,902,134	1,000,000		Nil

JC SPARKMAN(9) Lakewood, CO., USA Age: 79 Director Since: 1994 Independent	• Corporate Director
•     Former Executive Vice President and Executive Officer of
Telecommunications Inc. (also known as TCI), one of the
largest cable television operators in the U.S.

Other Public Board Membership:

•     Liberty Global, Inc. (NASDAQ)
•     Universal Electronics Inc. (NASDAQ)

Fiscal 2011 Board and Committee Meeting Attendance(12)
Board of Directors				7 of 7	100%
Human Resources and Compensation Committee				5 of 5	100%
Executive Committee				1 of 1	100%
Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)		DSU(4)
2011	10,000	66,400	50,000		23,021
2010	10,000	58,400	50,000		18,471

CARL E. VOGEL(9)(13) Cherry Hills Village, CO., USA Age: 54 Director Since: 2006 Independent

•     Private Investor; Senior Advisor to DISH Network

•     Vice Chairman of each of DISH Network Corporation (formerly EchoStar Communications Corporation, a satellite-delivered digital television services provider in the U.S.) and EchoStar Corp. (a developer of set-top boxes and other electronic technology) from February 2008 until March 2009

•      President from September 2006 and Vice Chairman from June 2005, EchoStar Communications Corporation until February 2008

•     Former President, Chief Executive Officer and a director of Charter Communications, a broadband service provider in the U.S.

Other Public Board Membership:

•      Ascent Media Corporation (NASDAQ)

•      DISH Network Corporation (NASDAQ)

•      NextWave Wireless Inc. (NASDAQ)

•      Sirius / XM Corporation (NASDAQ)

•      Universal Electronics Inc. (NASDAQ)

Other positions:

•      Director of several private companies and not-for-profit organizations

Fiscal 2011 Board and Committee Meeting Attendance(12)
Board of Directors				7 of 7	100%
Audit Committee				4 of 4	100%
Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)		DSU(4)
2011	Nil	70,000	70,000		3,100
2010	Nil	70,000	70,000		Nil

SHEILA C. WEATHERILL, C.M. Edmonton, AB, Canada Age: 66 Director Since: 2009 Independent	• Corporate Director
•     President and Chief Executive Officer of the Capital Health
Authority (Edmonton region health administrative authority)
from 1996 to September 2008

Other Public Board Membership:

•     Epcor Utilities Inc.

Other positions:

•     Member, Prime Minister’s Advisory Committee on the Public
Service
•      Independent Investigator in the Investigation of the 2008
Listeriosis Outbreak
•     Senior Advisor to the Vice-President (External) and
Distinguished Executive in residence in the School of
Business, University of Alberta
•     Board Member, Alberta Innovates – Technology Futures

Fiscal 2011 Board and Committee Meeting Attendance(12)
Board of Directors				7 of 7	100%
Human Resources and Compensation Committee				5 of 5	100%
Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)		DSU(4)
2011	Nil	Nil	70,000		6,824
2010	Nil	Nil	70,000		1,725

WILLARD H. YUILL Medicine Hat, AB, Canada Age: 73 Director Since: 1999 Independent

•     Chairman and Chief Executive Officer, The Monarch Corporation, a private investment company

Other Public Board Membership:

•      Former director of Western Financial Group Inc. (TSX)

Other positions:

•      Director of several private companies and not-for-profit organizations

•      Trustee of the St. Andrew’s College Foundation

•      Governor of the Western Hockey League

Fiscal 2011 Board and Committee Meeting Attendance(12)
Board of Directors				7 of 7	100%
Human Resources and Compensation Committee – Chair				5 of 5	100%
Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)		DSU(4)
2011	10,800	5,734,722	50,000		6,817
2010	10,800	5,635,722	50,000		3,559

Notes:

(1)

The Nominees listed above were elected as directors at the annual general meeting of shareholders of the Corporation held on January 13, 2011. For more information about the committees of the Board (Executive, Audit, Corporate Governance and Nominating, and Human Resources and Compensation), as well as the Corporation’s system and approach with respect to corporate governance, see “Statement of Corporate Governance”.

(2)

The information as to the securities beneficially owned, or over which control or direction is exercised, except as otherwise noted in Note 6, has been furnished by each of the nominees as of November 23, 2010 and November 22, 2011.

(3)	For further details of stock options granted to directors, see the information under the heading “Statement of Executive Compensation – Compensation of Directors”.
(4)

“DSU” means deferred share unit. The DDSU Plan was adopted effective January 1, 2004. See the information under the heading “Statement of Executive Compensation – Compensation of Directors – DDSU Plan”.

(5)	“RSU” means restricted share unit. The RSU Plan was adopted in June 2011. See the information under the heading “Statement of Executive Compensation – Incentive Plan Awards – Restricted Share Units”.
(6)

Jeffrey C. Royer beneficially owns 33,988 Class B Non-Voting Shares. Associates of Mr. Royer own 100,000 Class A Shares and 14,931,584 Class B Non-Voting Shares. Mr. Royer does not beneficially own, directly or indirectly, or exercise control or direction over, such shares. This information is included solely to provide more fulsome disclosure to shareholders.

(7)

JR Shaw is the father of Bradley S. Shaw and Jim Shaw. All of the Class A Shares owned or controlled by JR Shaw, Bradley S. Shaw and Jim Shaw are subject to a Voting Trust Agreement, details of which are provided under the heading “Proxy Information – Voting Shares and Principal Holders Thereof”. Certain Class A Shares and Class B Non-Voting Shares shown for Bradley S. Shaw and Jim Shaw are beneficially owned by such individuals but are held by entities owned or controlled by JR Shaw.

(8)	Each of JR Shaw, Peter Bissonnette, Bradley S. Shaw and Jim Shaw has elected not to receive director fees.
(9)

Each of Dr. Richard R. Green and JC Sparkman is a member of the board of directors of Liberty Global, Inc. Each of JC Sparkman and Carl E. Vogel is a member of the board of directors of Universal Electronics Inc.

(10)

JR Shaw was a director of Darian Resources Ltd. (“Darian”) prior to its filing for creditor protection under the Companies’ Creditors Arrangement Act (the “CCAA”) on February 12, 2010. Darian successfully completed its restructuring proceedings under the CCAA on July 2, 2010.

(11)	Peter J. Bissonnette did not serve as a member of a committee of the Board during fiscal 2011.
(12)	Meeting attendance is shown based on the number of meetings that a director was able to attend considering when elected as a director and when resigned from or appointed to serve on a committee.
(13)	Each of Paul K. Pew, Jeffrey C. Royer and Carl E. Vogel qualifies as a “financial expert” under the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) and other applicable regulatory requirements.

Following each regular meeting, the Board and its committees conduct “in camera” sessions at which no management directors or members of management are present. The in camera portion of each regular Board meeting consists of one session without the presence of any member of management or any management director (other than the Executive Chair) and one session without the presence of any member of management, any management director or the Executive Chair. The in camera sessions are intended not only to encourage the Board and its committees to fully and independently fulfill their mandates, but also to facilitate the performance of the fiduciary duties and responsibilities of the Board and its committees on behalf of shareholders of the Corporation.

2.	Appointment and Remuneration of Auditors

Ernst & Young LLP, Chartered Accountants, the present auditors of the Corporation, has been nominated to serve as auditors of the Corporation to hold office until the next annual general meeting of shareholders of the Corporation. The Audit Committee has recommended to the Board and to shareholders the nomination of Ernst & Young LLP as the Corporation’s auditors.

Audit Fees

The aggregate amounts paid or accrued by the Corporation with respect to fees payable to Ernst & Young LLP for audit (including financings, regulatory reporting requirements and Sarbanes-Oxley Act related services), audit-related, tax and other services in the fiscal years ended August 31, 2011 and 2010 were as follows:

Type of Service	Fiscal 2011	Fiscal 2010
Audit Fees	$2,955,953	$2,058,600
Audit-related Fees	100,866	235,031
Tax Fees	393,579	382,029
All Other Fees	122,262	16,425

Total	$3,572,660	$2,692,085

Audit-related fees in fiscal 2011 were in respect of consultation on International Financial Reporting Standards (“IFRS”), while audit-related fees in fiscal 2010 were in respect of tax due diligence services related to the acquisition of the broadcasting business of Canwest Global Communications Corp. (“Canwest”). The tax fees paid in fiscal 2011 and 2010 include tax advisory services in respect of the aforementioned acquisition and linear property tax compliance. The other fees paid in fiscal 2011 related to project advisory services while other fees in fiscal 2010 were in respect of training provided to certain employees for the upcoming transition to IFRS in fiscal 2012.

The Audit Committee of the Corporation considered and agreed that the above fees are compatible with maintaining the independence of the Corporation’s auditors. Further, the Audit Committee determined that, in order to ensure the continued independence of the auditors, only limited non-audit services will be provided to the Corporation by Ernst & Young LLP and in such case, only with the prior approval of the Audit Committee. The Chair of the Audit Committee has been delegated authority to approve the retainer of Ernst & Young LLP to provide non-audit services in extraordinary circumstances where it is not feasible or practical to convene a meeting of the Audit Committee, subject to an aggregate limit of $150,000 in fees payable to Ernst & Young LLP for such services at any time until ratified by the Audit Committee. The Chair of the Audit Committee is required to report any such services approved by him to the Audit Committee.

PROXY INFORMATION

1.	Solicitation of Proxies

This is a management proxy circular and proxies are hereby solicited by or on behalf of the management of the Corporation for use at the Meeting or any adjournments thereof. It is expected that the solicitation will primarily be by mail, but may also be made by telephone or other means of telecommunication by directors, officers or employees of the Corporation. The cost of the solicitation will be borne by the Corporation.

2.	Appointment of Proxyholders and Revocation of Proxies

Each person named in the enclosed form of proxy is a director and officer of the Corporation. A shareholder who wishes to appoint some other person to represent him or her at the Meeting may do so either by inserting the name of that person, who need not be a shareholder, in the space provided in the form of proxy and striking out the names of the specified persons, or by completing another form of proxy. In either case, the shareholder must deliver or send the completed form of proxy to CIBC Mellon Trust Company, c/o Canadian Stock Transfer Company Inc., 600 The Dome Tower, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1 (mailing address: CIBC Mellon Trust Company, c/o Canadian Stock Transfer Company Inc., Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1), so that it will be received not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or an adjournment thereof.

A shareholder who has given a proxy may revoke it, in any manner permitted by law, including by signing a proxy bearing a later date or a notice of revocation and, in either case, delivering it to the attention of the Corporate Secretary of the Corporation at Corporation’s registered office up to the day before the Meeting or to the Chair of the Meeting on the day of the Meeting.

3.	Exercise of Discretion by Proxyholders

Where a choice is specified, the persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the directions contained therein. In the absence of such directions, it is intended that such shares will be voted for the adoption of all resolutions referred to in the Notice of Meeting.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this proxy circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any such amendment, variation or other matter which is not now known should properly come before the Meeting, then the persons named in the form of proxy will vote on such matters in accordance with their best judgement with respect to the shares represented by such proxy.

4.	Voting of Class A Shares – Advice to Beneficial Holders

The information set forth in this section is of significant importance to shareholders who hold class A participating shares (“Class A Shares”) in the capital of the Corporation through brokers and their nominees and not in their own name. Shareholders who do not hold their Class A Shares in their own name (referred to in this proxy circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of the Class A Shares can be recognized and acted upon at the Meeting. If Class A Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered under the name of the shareholder on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. Shares held by brokers or their nominees can only be voted for, or withheld from voting, or voted against any resolution upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and nominees are prohibited from voting shares for their clients.

Applicable regulatory policy requires intermediaries and brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary and broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Class A Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of the proxy provided to registered shareholders; however, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. A Beneficial Shareholder receiving a proxy from an intermediary cannot use that proxy to vote shares directly at the Meeting; rather the proxy must be returned to the intermediary well in advance of the Meeting in order to have the shares voted.

5.	Voting Shares and Principal Holders Thereof

Only the holders of Class A Shares of record at the close of business on November 29, 2011, the record date fixed by the directors of the Corporation, will be entitled to vote on all matters at the Meeting. Each holder of Class A Shares is entitled to one vote for each such share held. As of November 22, 2011, there were 22,520,064 outstanding Class A Shares in the capital of the Corporation.

The only person who, to the knowledge of the directors and executive officers of the Corporation, beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the Class A Shares is JR Shaw who beneficially owns, controls or directs 17,782,600 Class A Shares, representing approximately 79% of the issued and outstanding Class A Shares. JR Shaw, members of his family and corporations owned or controlled by them have entered into a Voting Trust Agreement relating to all Class A Shares they own, control or direct. The voting rights with respect to such shares are exercised by the representative of a committee of five trustees. The Corporation has been advised that all of such Class A Shares will be voted in favour of the resolutions referred to in the Notice of the Meeting. The Corporation therefore anticipates that these resolutions will be approved.

6.	Restricted Shares

Holders of class B non-voting participating shares (“Class B Non-Voting Shares”) are not entitled to vote at meetings of shareholders of the Corporation, except as provided by law, and will not be entitled to vote on any matter at the Meeting. In the event of a take-over bid, in certain circumstances which are fully described in the Corporation’s Annual Information Form dated November 29, 2011, a holder of Class B Non-Voting Shares may be entitled to convert such shares into Class A Shares for purposes of tendering to the take-over bid. As of November 22, 2011, there were 416,425,127 outstanding Class B Non-Voting Shares in the capital of the Corporation.

STATEMENT OF EXECUTIVE COMPENSATION

1.	Compensation Discussion and Analysis

The following discussion and analysis examines the compensation earned during the last financial year of the Corporation by the Named Executive Officers of the Corporation who are:

•	JR Shaw, Executive Chair;
•	Jim Shaw, Chief Executive Officer and Vice Chair (retired from Chief Executive Officer in November 2010);
•	Bradley S. Shaw, Chief Executive Officer (effective November 2010);
•	Peter J. Bissonnette, President;
•	Steve Wilson, Senior Vice President and Chief Financial Officer; and
•	Jay Mehr, Senior Vice President, Operations.

The Corporation’s overall approach is to ensure fair and equitable total compensation for its senior executive team which includes the Named Executive Officers. Under the guidance of the Human Resources and Compensation Committee, the Corporation has taken a strategic approach in the design of its compensation program to ensure transparency and alignment with business objectives and performance. This strategy has been successful, resulting in increased shareholder value in the short, medium and long-term.

The Human Resources and Compensation Committee has adopted a philosophy of transparency in its compensation programs rewarding performance with competitive base salaries, annual performance and success sharing bonuses, stock option awards, restricted share units and retirement plans.

Executive Compensation Guiding Principles

The guiding principles of the executive compensation philosophy of the Corporation are grounded in several clear principles.

The first and foremost principle is to:

•	focus on aligning compensation with executing on strategies and overall business performance; and
•

build value for shareholders, consumers, employees and community stakeholders over the short, medium and long-term, taking into account both quantitative and qualitative key business measures to ensure a balanced approach to assessing individual and team performance.

In achieving this principle, the Corporation must be flexible and progressive in its business strategies and must meet the challenges of growth, new technology, the regulatory structure, competition and the general economic environment. Therefore, the Corporation’s compensation programs need to:

•	provide for an ongoing review and assessment of compensation practices to ensure that they align with the business strategy and performance;
•	enable management focus, knowledge, stability and experience to execute business strategies in an intensely competitive environment with rapidly evolving technology; and
•	encourage capital allocation decisions involving major long-term capital investments which shape and determine future growth and profitability.

The second principle addresses the components of compensation. The Corporation’s philosophy is to provide a transparent approach to executive compensation. The executive compensation package consists of a mix of compensation elements that ensure executives have: 1) a significant “at risk” component of total compensation that reflects their ability to influence business outcomes and performance; and 2) fixed elements that provide security and enable the Corporation to attract and retain key employees. The compensation elements consist of:

•	base salaries which overall are generally in line with the average of the comparator groups;
•

bonus payouts which are directly driven by Corporate, business unit/function and individual performance. Bonuses pay above average for above average performance and significantly below for poor performance;

•	a medium and long-term incentive approach that ensures transparency as well as an ability to attract, motivate and retain key leaders and which rewards shareholder value creation;
•	a limited perquisite package; and
•	a retirement plan (Senior Executive Retirement Plan (“SERP”)) that will ensure that the Corporation retains and rewards its senior leaders for contributions over an extended period.

The third principle is to consider the Corporation’s executive compensation practices in light of the marketplace, as well as long-term leadership development and executive retention. As such, the programs provide a level of compensation to ensure the Corporation remains competitive and continues to attract, retain and motivate high caliber leaders.

In assessing competitiveness, the Corporation measures total compensation relative to a group of comparator companies. The primary comparators are a group of cable and media companies in Canada and the U.S. This analysis is cross referenced to other comparator groups based on companies with similar revenues and 5-year Total Shareholder Return (“TSR”).

Purpose and Attributes of Executive Compensation Components

a.	Base Pay

Base pay is designed to provide a level of fixed compensation that is overall generally in line with the average of the comparator group for similar roles and responsibilities. It is reviewed annually taking into account market conditions, level/scope of responsibility and the accountabilities of each individual.

b.	Short-term Incentive (Bonus)

This element of “at risk” compensation is designed to reinforce and help drive the achievement of the Corporation’s and an individual’s annual goals. Payments are performance driven and made on a cash basis.

c.	Medium and Long-term Incentives

The purpose of the medium and long-term incentives is to provide additional compensation on a periodic basis to ensure a continued balanced performance focus with the overall objective of creating shareholder value.

Prior to fiscal 2011, a stock option plan was the only component included in the medium and long-term incentives. The Corporation has recognized that this component of executive compensation has historically been below most companies in the comparator group. In the past, the Corporation has preferred to deliver value to executives in the form of rewards for performance through the bonus program and, as a result, longer term incentives such as stock option awards were limited. With the growth of the Corporation, it was recognized that the medium and longer term incentives needed to be augmented and a more consistent approach taken with respect to these incentives throughout the senior levels of management. In fiscal 2011 the Corporation implemented a new share based incentive in the form of Restricted Share Units (“RSUs”). The RSUs may be granted by the Human Resources and Compensation

Committee solely at their discretion to attract and retain senior leaders and to reward performance of senior leaders. In fiscal 2011 for most senior levels of management, including certain NEOs, a portion of the short-term incentive was shifted to medium term incentives, with cash bonuses being reduced and RSUs granted.

d.	Retirement Plans and Benefits

The Human Resources and Compensation Committee approves the membership of the SERP for senior executives of the organization. This plan is designed to reflect significant contributions the selected senior executives have made and will make to the Corporation over a period of time. The SERP plan was established in 2001 and reflects the Corporation’s historic preference to deliver competitive compensation through elements other than long-term incentive awards. The SERP requires members to achieve a minimum vesting level before any payment or award. This SERP, which forms part of the senior executive’s total compensation, is in addition to the pension benefits earned through the Corporation’s Defined Contribution Plan, which is generally standard for all employees.

All senior executives are members of the Corporation’s group benefits plan, which is also generally standard for all employees.

Collectively, these elements of executive compensation provide:

•	secure compensation through salary and SERP to attract, retain and recognize the contributions of the senior executives; and
•	performance based compensation (at risk) to reward the achievement of strategies and enhanced shareholder value.

Performance Measure

Under the guidance of the Human Resources and Compensation Committee, short, medium and long term incentives are determined by reviewing the performance of the Corporation and individual performance. Actual bonus amounts are made on a discretionary basis taking into account a number of different elements.

a.	Free Cash Flow

Free cash flow1 (“FCF”) is a key component of the Corporation’s overall business performance, which supports return of capital initiatives to shareholders and debt reduction, as required. In the last three fiscal years, the Corporation has generated $1.6 billion in FCF and returned a significant portion of this capital to shareholders. This was done primarily in the form of dividend payments and share repurchases. Total dividends paid to shareholders over the past three years exceeded $1.1 billion and share repurchases approximated $150 million.

The Corporation recognizes that FCF may fluctuate year-to-year, as capital investments are made to develop and grow the business and as extraneous factors arise. In fiscal 2011 the Board set a FCF goal of approximately $600 million, which was achieved. Fiscal 2011 FCF growth was almost $90 million or 17% compared to the previous year. The Corporation has provided preliminary FCF guidance for fiscal 2012 and the Board will take into account possible risks, opportunities and developments in the competitive market dynamics when evaluating the performance of the senior executive team in achieving the fiscal 2012 targets.

b.	Operating Income before Amortization

Operating income before amortization1 and the ability to grow this financial measure is one of the key financial metrics driving the valuation of the Corporation. Over the last three years the

[1]	See definitions under “Key Performance Drivers” in the Corporation’s management’s discussion and analysis for the year ended August 31, 2011.

Corporation has increased operating income before amortization by $620 million or 44%. The broadcasting business acquisition (now referred to as “Shaw Media”) contributed $252 million for the ten months of inclusion in fiscal 2011, while the remaining growth of $368 million related to the core cable and satellite divisions. This sustained growth in the core divisions was achieved in an increasingly competitive market and reinforces the value proposition of the Corporation’s products and services.

The executive team’s focus on cost control and capital efficiencies has yielded attractive financial results in fiscal 2011. In fiscal 2011, the Corporation achieved consolidated operating income before amortization of $2.03 billion, which, excluding the impact of a one-time CRTC Part II fee recovery in fiscal 2010, represents an increase of $347 million or almost 21% compared to the previous year. Shaw Media contributed approximately 15% while the core cable and satellite divisions contributed almost 6%, which was in line with 2011 guidance.

Financial results continue to be in the upper quartile of performance. The senior executive team’s focus on operations continues to produce best-in-class operating margins. During fiscal 2011, the Corporation’s consolidated core cable and satellite operating margin was 45%, and was consistent with fiscal 2010 (adjusted to exclude the one-time Part II recovery) and fiscal 2009, reflecting continued solid performance in the highly competitive landscape. The Corporation continues to be one of the most profitable companies in its industry.

c.	Subscriber Growth

The competitive environment continues to increase as telecommunication companies across the Corporation’s operating areas aggressively expand their service offerings.

Digital television customer growth of over 165,000 Digital customers in fiscal 2011 was in line with the expectations of the executive team. At the end of fiscal 2011 there were over 1.8 million Digital customers, representing almost 80% of Basic customers taking the Digital television product.

The Corporation continues to grow its broadband business and win incremental market share. During the year almost 55,000 customers were added, maintaining one of the strongest broadband businesses in North America. The Corporation continues to increase the penetration rate of the service and now the equivalent of 82% of Basic subscribers take the Internet service, which represents one of the highest penetration rates in North America.

The Digital Phone product has been a great success and the Corporation has over 1,200,000 Digital Phone lines since its first market launch in February 2005. Customer growth of 137,000 Digital Phone lines was achieved in fiscal 2011, with the equivalent of 54% of Basic subscribers taking the telephone service.

During fiscal 2011 the Corporation lost 51,000 Basic cable customers. This reflects the intensely competitive market and the loss of these subscribers was balanced against strong financial performance.

d.	Other Business Initiatives/Strategic Planning

Fiscal 2011 was highlighted by the completion of the strategic acquisition of 100% of the broadcasting business of Canwest including all of CW Media, the company that owned the specialty channels acquired from Alliance Atlantis Communications Inc. in 2007. The total consideration, including assumed debt, was approximately $2.0 billion. The Shaw Media division performed very well in 2011 and the Corporation included $252 million of operating income before amortization in the consolidated results for the 10 month period from the acquisition closing date of October 27, 2010. The Corporation, including its executive team, was recognized in March 2011 for this acquisition, receiving the 2010 Canadian Dealmaker of the Year Award for the Media and Telecommunications Industry. This strategic acquisition allows the Corporation to unite broadcasting services and content with its advanced distribution platforms to offer customers the choices they want in this rapidly evolving competitive landscape.

Another successful acquisition in 2011 included the purchase of the cable system assets of Sun Country Cablevision Inc. located in the central interior of British Columbia. This transaction closed in late June 2011. These assets represent a complementary growth opportunity and will provide synergies with existing operations.

Late in fiscal 2011 the Corporation completed its review of the wireless strategic initiative and concluded that the economics as a new entrant would be challenging, even with the Corporation’s established base and considerable strengths and assets. The executive team recommended, and the Board approved, that the Corporation not pursue a conventional wireless build and instead focus on initiatives that align with leveraging its Media and programming assets and strengthening its leadership position in broadband and video. One of the broadband leadership initiatives that recently commenced includes the build of a managed Wi-Fi network to extend the customers’ broadband experience beyond their home. The Corporation will become the first service provider in Canada to deliver secure and reliable wireless broadband through an extensive Wi-Fi network covering thousands of locations.

The Corporation’s executive team continues to focus on the core businesses and to deliver on long-term shareholder value creation initiatives. During 2011, the Corporation commenced a major upgrade of its network to convert television analog tiers to digital (the Digital Network Upgrade). This upgrade is expected to triple the capacity of the network and allow the Corporation to expand its Internet, HD and On Demand offerings. The Corporation continues to invest in technology initiatives to recapture bandwidth and optimize its network, including using advanced encoding and digital compression technologies such as MPEG-4. The Corporation believes this investment in infrastructure provides further differentiation from the competition. The executive team is actively involved in making these capital and operating decisions and is focused on ensuring that long-term value and profitability is being generated from the appropriate investments.

During 2011, the executive team initiated an extensive consultation process which allowed the Corporations’ Internet customers to share their ideas on Internet usage allowances and billing. As a result of these consultations, new Internet packages were launched with higher speeds and expanded usage allowances, including an industry leading 250 Mbps service using DOCSIS 3.0 technology to meet the increasing data needs of its subscribers. Currently, telecommunication competitors are unable to match the Corporation’s broadband speeds and this provides a competitive advantage now and for the foreseeable future.

The Corporation’s efforts to maintain a strong balance sheet and financial metrics continued in fiscal 2011 with the executive team taking advantage of favorable market conditions to further strengthen the capital structure and lower costs. During the year $1.3 billion in debt and $300 million in preferred equity was issued with a portion of the proceeds used to refinance higher cost debt assumed in the Canwest acquisition.

e.	Management of Talent & Leadership Development

During the year the Corporation continued to strengthen and increase the alignment and focus of the senior team. This also included steps to further succession planning. The Corporation’s Board announced the orderly evolution of executive management responsibilities with the appointment of Bradley S. Shaw into the Chief Executive Officer role effective November 17, 2010. Mr. Shaw has been an employee of the Corporation since 1987, moving through a succession of increasingly responsible positions, most recently as Executive Vice President. This transfer of responsibilities will serve the Corporation’s shareholders and stakeholders well for many years to come.

Over 80% of the Corporation’s leadership positions are filled by internal candidates. Employee engagement has also been a key focus over the last several years and significant improvements have been achieved. The 2010 survey results indicate the Corporation improved into a range categorized as “best in class” companies. Retention of senior leaders is also critical, particularly given that the Corporation runs with a lean team of talented individuals. At the Vice President level and up, the Corporation experienced no voluntary turnover in 2011.

f.	Summary

Overall, the Board believes the performance of the senior executive team has made a significant contribution to the impressive growth and success of the Corporation. Over the past five years, revenues and operating income before amortization have increased by over $2.3 billion and $950 million, respectively. This represents revenue growth of 93% and operating income before amortization growth of 88%. Over the same time period, FCF has totaled over $2.4 billion and the majority of this capital has been returned to shareholders in the form of dividend payments and share repurchases. Equity value has grown 37% or $2.7 billion since the beginning of 2007. Total cash compensation paid, including RSUs granted, to the four Named Executive Officers who are consistent over all of this same time period (including JR Shaw, Bradley S. Shaw, Peter J. Bissonnette, and Steve Wilson) has grown by $14 million. The Board, along with the Human Resources and Compensation Committee, believe that the current executive compensation program and related pay levels for its Named Executive Officers are aligned to the Corporations’ performance over the five-year period.

Comparator Group Analysis

The Human Resources and Compensation Committee annually reviews the total compensation of the Corporation’s senior executives and compensation practices of the Corporation. In fiscal 2011 the comparator group included the following 15 Canadian and 10 US companies:

Agrium Inc.	Comcast Corporation	Research in Motion Limited
Barrick Gold Corp	The DIRECTV Group Inc.	Rogers Communications Inc
BCE Inc.	Enbridge Inc	Talisman Energy Inc.
Bombardier Inc.	EnCana Corporation	TELUS Corporation
Cablevision Systems Corporation	Finning International Inc.	Time Warner Cable Inc.
Canadian National Railway Co.	Husky Energy Inc	Viacom Inc.
Canadian Natural Resources	Liberty Global, Inc	Verizon Communications Inc.
CBS Corp	Nexen Inc.
Charter Communications Inc.	Qwest Communications International Inc.

Note:

(1)	US companies are in italics.

The above companies were selected to align with the criteria for each of the sub-groups detailed below and ensure there is a sufficient scope of comparator organizations to make the analysis meaningful. Besides benchmarking the Corporation’s senior management compensation to the overall comparator group, the Corporation’s competitive positioning versus three sub-groups is examined as requested by the Human Resources and Compensation Committee.

The sub-groups are:

•	Comparable Cable and Media Companies in North America
•	Revenue Peers
•	Five Year Total Shareholder Return

Part of this review entails a competitive analysis undertaken by external compensation experts (currently Mercer, a worldwide human resources consulting company). The competitive review is conducted based on the principles noted above. The consultant’s report includes: matches of the Corporation’s Named Executive Officers total compensation with the comparator groups; and a summary of how the Corporation’s executive compensation approach compares with the comparator group in the following specific areas:

•	Base Salary
•	Short-term Incentive (bonus)
•	Medium and Long-term Incentives
•	Executive Retirement Plan

Governance

The Human Resources and Compensation Committee is made up of independent directors with many years of diverse business experience throughout North America. The committee is responsible for ensuring effective human resource programs and philosophies are developed and implemented in conformity with the Corporation’s vision, values and strategic objectives to continue to ensure the recruitment and attraction of the best talent at all levels.

The committee, through meetings, presentations and reports, has a good knowledge of the key drivers and issues affecting the Corporation and regularly meets with the executive leaders.

Consistent with the committee’s charter and based on input from management, the committee strategically reviews executive compensation and the quantum of subsequent awards for all employees within the Corporation and each of the Named Executive Officers, including:

•	Management bonus payments
•	Employee success sharing bonus payments
•	Management salary recommendations
•	Stock option awards
•	RSU grants
•	Retirement plans

The Human Resources and Compensation Committee is engaged in discussion with and considers/reviews recommendations from the Chief Executive Officer regarding:

•	Total compensation awards ensuring appropriate internal equity among the senior leaders; and
•	Participants in the executive and management bonus programs, together with proposed levels of reward.

As part of the executive compensation review, the Human Resources and Compensation Committee makes its decisions and recommendations to the full Board on the compensation levels, stock option grants and RSU grants for each of the Named Executive Officers based on each of the above mentioned guiding principles with particular reference to the following performance measures: FCF, operating income before amortization, subscriber growth, the management of talent and leadership development, as well as other business initiatives/strategic planning.

2.	Summary Compensation Table

The following table sets forth compensation earned during the last three financial years of the Corporation by the Named Executive Officers.

Name and Principal Position	Year	Salary $	Share Based Awards(1) $	Option Based Awards(2) $	Non-Equity Annual Incentive Plan Compensation(3) $		Pension Value(5) $		All Other Compensation(7) $	Total Compensation $

JR SHAW	2011	1,500,000	–	–	8,817,965	(4)	5,601,000		84,710	16,003,675
Executive Chair	2010	1,500,000	–	–	6,326,730	(4)	(376,000)		230,132	7,680,862
	2009	1,500,000	–	1,197,340	6,326,730	(4)	–		89,606	9,113,676

JIM SHAW(8)	2011	625,000	–	–	–		–		26,110,307	26,735,307
Vice Chair	2010	2,500,000	–	–	6,000,000		(515,550)		176,921	8,161,371
	2009	2,500,000	–	1,047,673	6,000,000		1,745,000		264,446	11,557,119

BRADLEY S.SHAW(8)	2011	2,393,940	825,000	–	4,675,000		7,765,970		191,426	15,851,336
Chief Executive	2010	1,750,000	–	–	5,000,000		10,382,450	(6)	163,902	17,296,352
Officer	2009	1,250,000	–	898,005	4,250,000		4,300,000		148,486	10,846,491

PETER J.	2011	1,750,000	–	–	4,750,000		110,970		129,277	6,740,247
BISSONNETTE	2010	1,750,000	–	–	4,750,000		1,250,450		808,135	8,558,585
President	2009	1,750,000	–	1,047,673	4,750,000		4,124,000		74,550	11,746,223

STEVE WILSON	2011	1,500,000	487,500	–	2,762,500		5,685,970		–	10,435,970
Senior Vice	2010	1,000,000	–	–	3,250,000		9,283,450	(6)	407,946	13,941,396
President and Chief	2009	700,000	–	898,005	2,500,000		1,915,000		–	6,013,005
Financial Officer

JAY MEHR	2011	1,140,909	487,500	–	2,762,500		1,948,970		95,842	6,435,721
Senior Vice	2010	700,000	–	–	1,400,000		266,450		61,130	2,427,580
President, Operations	2009	510,000	–	598,670	1,200,000		25,500		–	2,334,170

Notes:

(1)

Amounts reported in 2011 represent the grant date fair value of the award of RSUs. The fair value is determined based on the average of the closing prices of the Class B Non-Voting Shares on the Toronto Stock Exchange (the “TSX”) for the five trading days preceding the July 4, 2011 grant date. RSUs vest on the second anniversary of the grant date. See “Incentive Plan Awards – Restricted Share Units”.

(2)

Amounts reported in 2009 represent the grant date fair value of stock options calculated using the Black-Scholes Option Pricing Model with the following assumptions: expected dividend yield – 4.3%, risk-free interest rate – 1.92%, expected life of the options – 5 years; expected variability of the Corporation’s Class B Non-Voting Shares – 26.57%. The options granted are not immediately exercisable but rather 20% of the original option grant is exercisable on each of the first, second, third, fourth and fifth anniversary dates of the date of grant. No stock options were granted to the Named Executive Officers during fiscal 2011 or 2010.

(3)	Amounts reported represent annual cash bonuses.
(4)

Calculated and paid pursuant to the provisions of the agreement between the Corporation and JR Shaw, as described under the heading “Statement of Executive Compensation – Employment Contracts”. Under the terms of the agreement, provided that the Corporation reaches its annual financial targets, a bonus shall be paid to JR Shaw in an amount between 0.5% and 1.0% of the Corporation’s operating income before amortization (as reported in the Corporation’s annual consolidated financial statements) calculated excluding the results of Shaw Direct (the “Income Base”) for the year in which it is to be paid. For fiscal 2009 and 2010, JR Shaw voluntarily elected to cap the bonus paid to him by the Corporation at $6,326,730. This amount represents approximately 0.4% of the Income Base for fiscal 2010. For fiscal 2011 a bonus representing approximately 0.5% of the Income Base was paid to JR Shaw.

(5)

Amounts reported include all compensatory amounts related to the Corporation’s defined contribution and defined benefit plans. The SERP compensatory amounts are actuarially determined using the projected benefit method and management’s best estimate of salary escalation and retirement ages of officers. These SERP amounts do not reflect cash figures in the current period.

(6)

Defined Benefit Plan amounts of $10,360,000 and $9,261,000 for Bradley S. Shaw and Steve Wilson, respectively, which are included in Pension Value and Total Compensation, include additional credited service granted during 2010.

(7)

Amounts reported are for transportation and travel related benefits as well as a payment totaling $25,500,000 for Jim Shaw in 2011 and director fees for Bradley S. Shaw in 2009 of $40,875, of which $32,292 was paid in the form of DSUs (see “Statement of Compensation – Compensation of Directors – DDSU Plan”). Effective June 1, 2009, Bradley S. Shaw elected not to receive any further director’s fees. Each of JR Shaw, Peter J. Bissonnette and Jim Shaw has elected not to receive director’s fees.

(8)	Jim Shaw retired from the Chief Executive Officer role of the Corporation in November 2010. Bradley S. Shaw was appointed to replace Jim Shaw.

3.	Incentive Plan Awards – Restricted Share Units

In June 2011, the Corporation adopted a Restricted Share Unit Plan (“RSU Plan”) under which RSUs may be granted, solely at the discretion of the Human Resources and Compensation Committee, at a value equal to the market value of one Class B Non-Voting Share at the time of grant for each RSU. On each dividend payment date for the Class B Non-Voting Shares, a number of additional RSUs is credited to the holder’s RSU account equal to, for each RSU, the amount of the per Class B Non-Voting Share dividend divided by the then current market value of a Class B Non-Voting Share. Provided the holder is still employed on such date, on the second anniversary of the grant date (or such other vesting date as the Human Resources and Compensation Committee may set at the time of grant) all RSUs relating to a particular grant will vest and become payable by cash payment equal to the then current market value of a Class B Non-Voting Share for each such RSU.

4.	Incentive Plan Awards – Stock Options

Options to acquire Class B Non-Voting Shares are granted pursuant to the Corporation’s stock option plan. The stock option plan of the Corporation provides that options may be granted to directors, officers, employees and consultants of the Corporation and for such number of Class B Non-Voting Shares as the Board, or a committee thereof, determines in its discretion, at an exercise price not less than the closing price of the Class B Non-Voting Shares on the TSX on the trading day immediately preceding the date on which the option is granted. An option shall not be immediately exercisable, but rather, shall be exercisable on vesting dates determined by the Board from time to time; provided that the Board may not grant options with vesting terms more favourable than 50% of the original grant on each of the first and second anniversary dates. Unless otherwise determined by the Board, options expire 10 years from the date of grant, and subject to limited exceptions, must be exercised while the optionee remains as a director, officer, employee or consultant of the Corporation. Provision is made in the plan for early termination of options in the event of death or cessation of employment or service arrangement (other than disability or retirement), as the case may be. Options are not transferable or assignable, unless the transfer or assignment is permitted under applicable securities laws and is in respect of options to purchase 10,000 Class B Non-Voting Shares or greater; and provided further that such transfer or assignment is approved by two senior officers of the Corporation, one of whom must be either the Chief Executive Officer or the Chief Financial Officer of the Corporation.

The maximum number of Class B Non-Voting Shares issuable under the stock option plan of the Corporation may not exceed 52,000,000 Class B Non-Voting Shares. The plan provides that: (i) the maximum number of Class B Non-Voting Shares which may be reserved for issuance to insiders of the Corporation under the plan and all other security based compensation arrangements of the Corporation is limited to 10% of the number of Class B Non-Voting Shares outstanding at the date of grant (on a non-diluted basis) and (ii) the maximum number of Class B Non-Voting Shares which may be issued to insiders of the Corporation under the plan and all other security based compensation arrangements of the Corporation within a one year period is limited to 10% of the number of Class B Non-Voting Shares outstanding at the time of the issuance (on a non-diluted basis). Subject to applicable law and approval of the Board, the Corporation may provide financial assistance in connection with the exercise of an option, with recourse to the Class B Non-Voting shares purchased upon such exercise. The plan contains anti-dilution, other adjustment and “change of control” provisions.

In January 2011 the Corporation’s stock option plan was amended to address new withholding tax obligations arising on exercise of options and in June 2011 the plan was amended to clarify the effect of the death of the donor on exercise rights of options that have been transferred to a registered charity. These amendments were approved by the Board without any requirement for shareholder approval as provided in the plan.

Outstanding Option-Based and Share-Based Awards

The following table sets forth details with respect to stock options and RSUs held by the Named Executive Officers as of August 31, 2011.

	Option Awards				Share Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Aggregate Value of Unexercised In-the-Money Options(1) ($)	Number of Units that have not Vested (#)	Market or Payout Value of Share- Based Awards that have not Vested(2) ($)

JIM SHAW	600,000	24.52	01-Sep-2017
	100,000	20.82	01-Jul-2018	1,159,000	–	–
	350,000	19.54	30-Jun-2019

BRADLEY S. SHAW	400,000	24.52	01-Sep-2017
	50,000	20.82	01-Jul-2018	937,000	39,081	875,412
	300,000	19.54	30-Jun-2019

PETER J. BISSONNETTE	600,000	24.52	01-Sep-2017
	100,000	20.82	01-Jul-2018	1,159,000	–	–
	350,000	19.54	30-Jun-2019

STEVE WILSON	2,000	16.31	01-Sep-2014
	198,000	16.31	01-Sep-2015
	400,000	24.52	01-Sep-2017	2,155,000	23,093	517,284
	50,000	20.82	01-Jul-2018
	300,000	19.54	30-Jun-2019

JAY MEHR	20,000	16.31	01-Sep-2015	706,440	23,093	517,284
	100,000	24.52	01-Sep-2017
	8,000	20.82	01-Jul-2018
	200,000	19.54	30-Jun-2019

Notes:
(1)	Based on the difference between the market value of $22.40 per Class B Non-Voting Share on August 31, 2011 and the exercise price of the options.
(2)	Based on the market value of $22.40 per Class B Non-Voting Share on August 31, 2011.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details on the vesting and payouts of awards under the Corporation’s incentive plans during the fiscal year ended August 31, 2011.

Name	Option-Based Awards Value Vested During the Year(1) ($)	Non-Equity Incentive Plan Compensation-Value Earned During the Year(2) ($)
JR SHAW	–	8,817,965
JIM SHAW	414,500	–
BRADLEY S. SHAW	161,625	4,675,000
PETER BISSONNETTE	200,750	4,750,000
STEVE WILSON	161,625	2,762,500
JAY MEHR	100,340	2,762,500

Notes:
(1)

Amounts reported represent the aggregate dollar value that would have been realized if all options that vested during 2011 were exercised on the vesting date. The value is calculated as the difference between the market value on the vesting date and the exercise price of the options.

(2)	Amounts reported represent actual annual cash bonuses.

5.	Pension Plans

During fiscal 2011 the Corporation maintained both a defined contribution pension plan and a defined benefit pension plan, as described below, in which the Named Executive Officers participate.

Defined Contribution Plan

Under this plan, which is generally made available to all eligible employees, the Corporation makes annual contributions up to a maximum of 5% of each employee’s annual salary to a maximum contribution allowable under the Income Tax Act (Canada). Funds are accumulated under the employee’s name and used on retirement to purchase one of several types of annuity at the option of the employee. Contributions on behalf of the Named Executive Officers are included in “Pension Value” in the Summary Compensation Table under the heading “Statement of Executive Compensation”. As a defined contribution plan, this pension plan of the Corporation is fully funded and is not subject to surpluses or deficiencies.

The following table presents the benefits accumulated under the Corporation’s defined contribution plan for the Named Executive Officers. The actual benefits payable upon retirement will be determined by the size of each participant’s account values (based on the amount of actual contribution and realized investment returns), interest rates at the time benefits commence and the type of retirement vehicle selected (life income fund, life annuity, joint annuity, etc.).

Name(1)	Accumulated Value at September 1, 2010 ($)	Compensatory(2) ($)	Non- Compensatory(3)(4) ($)	Accumulated Value at August 31, 2011 ($)
JIM SHAW	498,040	–	(498,040)	–
BRADLEY S. SHAW	348,133	22,970	13,025	384,128
PETER J. BISSONNETTE	288,765	22,970	10,688	322,423
STEVE WILSON	133,162	22,970	4,338	160,470
JAY MEHR	183,469	22,970	6,429	212,868

Notes:

(1)	No accumulated funds remain in the plan for JR Shaw as he was required to move funds from the plan by age 71.
(2)	Includes contributions paid by the Corporation.
(3)	Includes regular investment income credited to the accounts during the financial year.
(4)	For Jim Shaw, reflects transfer of funds from the plan net of investment income of $34,871.

Defined Benefit Plan (SERP)

Effective September 1, 2002, the Corporation established a SERP for its most senior executive officers. The SERP is a non-contributory defined benefit pension plan which is unfunded.

Benefits under the SERP are based on the officer’s length of service and his or her highest three year average rate of SERP eligible earnings (base salary plus annual cash bonus/RSU grant value) during his or her years of service with the Corporation. The SERP provides for payments equal to 5% of SERP eligible earnings for each of the first ten years that an executive officer is in a SERP eligible position and 1.5% for each SERP eligible year thereafter. The maximum annual pension that an officer may earn under the SERP is 70% of average SERP pensionable earnings.

An executive officer of the Corporation must be in a SERP-eligible position for 5 years to qualify to receive a pension. Officers who retire at age 60 or later will receive a full pension as will those officers who retire after age 55 with 10 years of SERP-eligible service. Officers between the ages 55 and 60 with less than 10 years of SERP-eligible service and officers between the ages 50 and 55 with 15 years of SERP-eligible service are eligible to retire with a discounted pension.

The following table presents the credited number of years of service at August 31, 2011 and the estimated annual retirement benefits payable to Named Executive Officers for service up to August 31, 2011 and at age 65. In addition, the total accrued pension obligation for each Named Executive Officer is shown along with the changes to the obligation during the financial year ended August 31, 2011.

	Number of Years of Credited Service(1) (#)	Annual Benefits Payable(2)		Accrued Obligation at September 1, 2010(3) ($)	Compensatory Change(4) ($)	Non- Compensatory Change(5) ($)	Accrued Obligation at August 31, 2011(3) ($)
Name		At Year End ($)	At Age 65 ($)
JR SHAW	45	6,060,000	6,060,000	38,425,000	5,601,000	3,216,000	47,242,000
JIM SHAW(6)	29	5,950,000	5,950,000	71,039,000	–	14,070,000	85,109,000
BRADLEY S. SHAW	16	–	4,700,300	37,616,000	7,743,000	5,424,000	50,783,000
PETER J. BISSONNETTE	22	4,383,600	4,416,100	57,769,000	88,000	771,000	58,628,000
STEVE WILSON	12	–	2,846,700	19,048,000	5,663,000	2,796,000	27,507,000
JAY MEHR	1	–	1,833,200	322,000	1,926,000	183,000	2,431,000

Notes:

(1)	Rounded to nearest whole year as of August 31, 2011.
(2)	At year end Bradley S. Shaw, Steve Wilson and Jay Mehr are not yet eligible for retirement. If the Named Executive Officer exceeds age 65 the current age is used.
(3)

Amounts represent the actuarial value of projected benefits for service to the date indicated. The calculation uses actuarial assumptions and methods which are consistent with those used for calculating pension obligations disclosed in the Corporation’s consolidated financial statements.

(4)	Amounts represent the projected pension benefit for service in the year plus the change in accrued obligation due to differences between actual and assumed compensation for the year.
(5)	Amounts represent the impact of interest on the obligation, changes in the interest assumption, and any other experience gains and losses.
(6)

On November 17, 2010 effective upon the retirement of Jim Shaw from the Chief Executive Officer role, the Board approved a monthly pension benefit payable from the SERP commencing December 1, 2010 of $495,833.

The Corporation’s obligations and related costs of the SERP benefits earned by executive officers are actuarially determined using the projected benefit method, pro-rated on service, and management’s best estimate of salary escalation and retirement ages of officers. The pension expense with respect to the SERP for the fiscal year ended August 31, 2011 was $37.7 million. As at August 31, 2011 the expected aggregate benefit payments for the fiscal year ended August 31, 2012, as actuarially determined, are approximately $8.8 million. The accrued benefit obligation of the SERP at August 31, 2011 was $333.9 million, of which $166.1 million has been recognized by the Corporation as a liability in its accounts in accordance with Canadian generally accepted accounting principles. In the event of a change of control of, or merger involving, the Corporation, the SERP becomes fully vested and fully funded immediately.

Further information with respect to the SERP, and the Corporation’s accounting policy with respect thereto, is set forth in Notes 1 and 18 to the audited annual consolidated financial statements of the Corporation for the year ended August 31, 2011. See “Other Information – Additional Information”.

6.	Employee Share Purchase Plan

An employee share purchase plan (the “ESPP”) was introduced in 1998 to provide employees of the Corporation with an incentive to increase the profitability of the Corporation and a means to participate in that increased profitability.

Generally, all non-unionized full time or part time employees of the Corporation and certain of its subsidiaries are eligible to enroll in the ESPP. Executive officers of the Corporation, including the Named Executive Officers, are entitled to participate in the ESPP on the same basis as all other employees of the Corporation.

Under the ESPP, each employee contributes, through payroll deductions, a minimum of $25.00 per semi-monthly pay period or $50.00 per monthly pay period to a maximum of 5% of the participant’s monthly basic compensation. The Corporation contributes an amount equal to 25% of the participant’s contributions for that month. Canadian Western Trust Company, as trustee under the ESPP, or its nominee acquires Class B Non-Voting Shares for the benefit of participants through the facilities of the TSX using monies contributed to the ESPP. A participant may withdraw up to 100% of the shares vested in his or her account up to two times in any 12 month period.

As of August 31, 2011, approximately 68% of eligible employees of the Corporation purchased Class B Non-Voting Shares under the ESPP. At August 31, 2011, an aggregate of 2,379,888 Class B Non-Voting Shares were held under the ESPP.

7.	Employment Contracts

In 1997, the Corporation entered into an agreement with its Executive Chair, JR Shaw, which provides for, amongst other things, an annual incentive bonus. The agreement recognizes JR Shaw’s central role in founding and building the Corporation and ensures that the Corporation retains and utilizes the full benefits of his 45 years of industry experience. As Executive Chair, JR Shaw continues to provide broad stewardship and strategic vision for the Corporation. In addition, his stature as a national corporate leader and his positive long-standing reputation with government, regulatory, investor and banking communities enhances the Corporation’s capacity to achieve its strategic and financial goals.

The agreement with JR Shaw provides for an incentive bonus that is paid to him annually, provided the Corporation reaches its financial targets. The agreement also specifies that the amount is to be between 0.5% and 1.0% of the Corporation’s operating income before amortization (as reported in the Corporation’s annual consolidated financial statements) calculated excluding the results of Shaw Direct (the “Income Base”) for the year in which it is to be paid. The Corporation met its financial targets and JR Shaw was paid $8,817,965 which represents 0.5% of the Income Base for fiscal 2011.

No other Named Executive Officer has an employment contract with the Corporation.

8.	Composition of the Compensation Committee

The Human Resources and Compensation Committee is comprised of four independent directors, Willard H. Yuill (Chair), Dr. Richard R. Green, JC Sparkman and Sheila C. Weatherill. The Human Resources and Compensation Committee is governed by its charter which details the mandate, composition and responsibilities of the committee. This is reviewed annually to ensure the committee fulfils its mandate. The Human Resources and Compensation Committee has the responsibility of annually reviewing and recommending to the Board the compensation package for the Named Executive Officers. It also has responsibility for annually reviewing and approving the compensation packages for the other senior officers of the Corporation, as well as periodically reviewing and recommending to the Board the compensation for the Board of Directors of the Corporation. In addition, the Human Resources and Compensation Committee reviews and approves changes to the Corporation’s compensation policies in respect of matters such as incentive-compensation (bonus) plans, pension plans, employee benefit plans and the structure and granting of stock options, RSUs, or other equity-based plans. Further, the Human Resources and Compensation Committee approves the appointment of senior management recruited from outside the Corporation, as well as the promotion of senior management within the Corporation.

9.	Performance Graph

The following graph compares the cumulative five year return of the Class B Non-Voting Shares (assuming $100 invested on August 31, 2006 and reinvestment of dividends) with the Standard & Poor’s/TSX Composite Index.

10.	Compensation of Directors

Directors of the Corporation are currently remunerated for their services as directors according to the fee schedule set forth in the table below.

Type of Fee	Amount ($)	Total Fees Paid to Directors During Fiscal 2010 ($)
Annual Board Member Retainer Fee	65,000	777,900
Annual Lead Director Retainer Fee	75,000	75,000
Annual Committee Member Retainer Fee	3,000	34,729
Annual Committee Chair Retainer Fee(1)	10,000	20,000
Annual Audit Committee Chair Retainer Fee(1)	40,000	40,000
Board and Committee Attendance Fee (per meeting)	1,500	209,339

Total		1,156,968

Notes:

(1)	The annual Committee Chair retainer fees include the $3,000 annual retainer fee paid to the Committee Chair as a member of the committee.

The fees paid to directors of the Corporation are payable in Canadian dollars for directors resident in Canada and in U.S. dollars for all other directors. The Corporation also reimburses directors for out-of-pocket expenses incurred in attending Board and committee meetings.

During the year the Corporation’s director compensation was benchmarked against a comparator group by AON Hewitt (a worldwide human resources consulting company). In order to maintain director compensation at or above the market medium the Corporation will continue to benchmark against a comparator group and adjust fees and/or supplement with periodic grants of DSUs. In fiscal 2011, each director was granted 3,000 DSUs.

Director Compensation Table

The following table sets out the compensation paid to each of the Corporation’s directors for the financial year ended August 31, 2011. Fees earned are paid in cash or paid in DSUs as elected by each director. See also “Statement of Executive Compensation – Compensation of Directors – DDSU Plan”.

Name	Fees Earned Paid in Cash ($)	Fees Earned – Paid in DSU(1)	Share-Based Awards(2) ($)	All Other Compensation(3) ($)	Total ($)
Adrian I. Burns	80,479	10,021	62,805	21,587	174,892
George F. Galbraith	86,000	-	62,805	1,618	150,423
Dr. Richard R. Green	-	79,381	61,630	3,626	144,637
Dr. Lynda Haverstock	54,000	32,000	62,805	4,565	153,370
Gregg Keating	12,833	71,667	62,805	13,144	160,449
Michael W. O’Brien	172,500	-	62,805	24,865	260,170
Paul K. Pew	-	121,500	62,805	15,399	199,704
Jeffrey C. Royer	-	84,500	62,805	23,679	170,984
JC Sparkman	69,265	20,281	61,630	18,832	170,008
Carl E. Vogel	83,541	-	61,630	1,624	146,795
Sheila C. Weatherill	50,167	35,833	62,805	3,643	152,448
Willard H. Yuill	93,000	-	62,805	4,863	160,668

Notes:

(1)

DSUs are credited to a director’s DSU account based on dividing the cash value of the compensation by the average of the high and low prices of the Class B Non-Voting Shares on the compensation dates. Amounts paid to Dr. Richard Green, JC Sparkman and Carl Vogel, residents of the U.S., are payable in U.S. dollars and have been translated into Canadian dollars at the applicable monthly average exchange rates.

(2)

Amounts represent the grant date fair value of the award of 3,000 DSUs to each director. The fair value is determined based on the average of the high and low prices at which the Class B Non-Voting Shares were traded on the TSX or New York Stock Exchange (the “NYSE”), as applicable, on the grant date.

(3)	Includes the dollar value of notional dividends paid or payable in DSUs.

Outstanding Option-Based Awards

The following table sets forth details with respect to stock options held by the directors of the Corporation, other than those that are Named Executive Officers, as of August 31, 2011.

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Aggregate Value of Unexercised In- the-Money Options(1) ($)
Adrian I. Burns	20,000	16.90	07-Dec-2011	110,000
	50,000	26.20	30-Oct-2017
George F. Galbraith	50,000	26.20	30-Oct-2017	–
Dr. Richard R. Green	70,000	19.17	02-Jul-2020	226,100
Dr. Lynda Haverstock	70,000	26.20	30-Oct-2017	–
Gregg Keating	20,000	22.27	24-May-2017	2,700
	50,000	26.20	30-Oct-2017
Michael W. O’Brien	20,000	8.69	20-Oct-2013	274,300
	50,000	26.20	30-Oct-2017
Paul K. Pew	70,000	21.31	15-Jan-2018	76,300
Jeffrey C. Royer	50,000	26.20	30-Oct-2017	–
JC Sparkman	50,000	26.20	30-Oct-2017	–
Carl E. Vogel	20,000	16.31	30-Jun-2016	121,800
	50,000	26.20	30-Oct-2017
Sheila C. Weatherill	70,000	21.31	20-Jan-2019	76,300
Willard H. Yuill	50,000	26.20	30-Oct-2017	–

Notes:
(1)	Based on the difference between the market value of $22.40 per Class B Non-Voting Share on August 31, 2011 and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details on the vesting of awards under the Corporation’s incentive plans during the fiscal year ended August 31, 2011.

Name	Option-Based Awards Value Vested During the Year(1) ($)
Dr. Richard R. Green	49,350

Notes:

(1)

Amounts reported represent the aggregate dollar value that would have been realized if all options that vested during 2011 were exercised on the vesting date. The value is calculated as the difference between the market value on the vesting date and the exercise price of the options. Certain other directors had option based awards vest during the year, however no amounts are disclosed as the value was out of the money on the vesting dates.

DDSU Plan

The Corporation has adopted a Directors’ Deferred Share Unit Plan (“DDSU Plan”) for directors. Effective January 1, 2004, directors may elect under the DDSU Plan to receive 25%, 50%, 75% or 100% of their annual cash compensation in the form of deferred share units (“DSUs”), provided that any director who has not met the applicable share ownership guideline is generally required to elect to receive at least 25% of his or her annual compensation in DSUs. The number of DSUs to be credited to a director’s account equals such amount of compensation allocated to the DDSU Plan divided by the then current market value of a Class B Non-Voting Share. On each dividend payment date for the Class B Non-Voting Shares, a number of additional DSUs is credited to the director’s DSU account equal to, for each DSU, the amount of the per Class B Non-Voting Share dividend divided by the then current market value of a Class B Non-Voting Share. When the director ceases to be a director, the DSUs will be payable by a cash payment equal to the current market value of a Class B Non-Voting Share for each DSU at the time of payout.

Share Ownership Guideline

The Board supports ownership of the Corporation’s shares by its directors and has established a related share ownership guideline. The guideline level of ownership by each director is such number of Class A Shares, Class B Non-Voting Shares and DSUs having an aggregate market value of at least $250,000. As previously stated, any director who has not met the share ownership guideline is generally required to elect to receive at least 25% of his or her annual compensation in DSUs.

Currently, the directors set out for nomination herein as a group own or control a 14% economic interest in all of the Corporation’s outstanding share capital, divided as follows: 12% by the Shaw family group, as controlling shareholders, and 2% by those directors who are not members of the Shaw family group. For these non-controlling directors, this represents an average ownership position in excess of $11 million. The median value of equity (common shares and DSUs) held by these non-controlling directors is over $1.5 million. This compares favourably to the median dollar value of equity held by the “typical” Canadian Spencer Stuart Board Index (“CSSBI”) director, being approximately $500,000 according to the 2010 annual CSSBI published by the global executive recruiting firm Spencer Stuart which studies director compensation, governance practices and trends for 100 of the largest publicly traded Canadian companies (annual revenues exceeding $1 billion).

For information concerning the shares, DSUs and options held by each director nominated for election at the Meeting, see the table under the heading “Business of the Meeting – Election of Directors.”

OTHER INFORMATION

1.	Securities Authorized for Issuance under Equity Compensation Plans

As of August 31, 2011, the Corporation had one compensation plan under which equity securities of the Corporation are authorized for issuance, as summarized in the table below. Under such plan, options to acquire an aggregate of 21,970,400 Class B Non-Voting Shares were outstanding as of August 31, 2011, representing approximately 5.3% of the Class B Non-Voting Shares issued and outstanding as of such date.

Equity Compensation Plan Information

Plan Category	Number of securities issuable on exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plan
Equity compensation plans approved by security holders(1)	21,970,400	$20.91	13,054,897

Note:

(1)

Stock option plan of the Corporation providing for the issuance of options to directors, officers, employees and consultants of the Corporation. See information under the heading “Statement of Executive Compensation – Incentive Plan Awards – Stock Options”.

2.	Indebtedness of Directors and Executive Officers

Except for routine indebtedness, no director or executive officer of the Corporation is or has been indebted to the Corporation. In compliance with the Sarbanes-Oxley Act, the Corporation has not granted loans to any director or officer of the Corporation since July 29, 2002.

Aggregate Indebtedness

The following table sets forth the aggregate indebtedness outstanding as at October 31, 2011 of all directors, executive officers and employees, current or former, of the Corporation or any of its subsidiaries.

Purpose	To The Corporation or its Subsidiaries ($)	To Another Entity ($)
Share purchases	Nil	Nil
Other	409,921	Nil

Table of Indebtedness of Directors and Executive Officers

Name and Principal Position	Involvement of Company or Subsidiary	Largest Amount Outstanding During Fiscal 2011		Amount Outstanding as at October 31, 2011	Security for Indebtedness	Amount Forgiven During Fiscal 2011
		($)		($)		($)
Other Programs:
Jim Shaw(1)	Lender	3,600,000	(2)	Nil	Real Estate	Nil
Vice Chair

Notes:

(1)	Named Executive Officer (see “Statement of Executive Compensation”).
(2)

Jim Shaw voluntarily paid interest on the principal amount of the loan at the quarterly prescribed rate of Canada Revenue Agency. The loan was repayable in full on or before July 26, 2012. Mr. Shaw repaid the remaining outstanding amount upon retirement from the Corporation in fiscal 2011.

3.	Interest of Informed Persons in Material Transactions

Other than as disclosed herein, management of the Corporation is unaware of any material interest of any director or executive officer of the Corporation, of any management nominee for election as a director of the Corporation or of any person who beneficially owns (directly or indirectly) or exercises control or direction over shares carrying more than 10% of the voting rights attached to all voting shares of the Corporation, or any associate or affiliate of any such person, in any transaction since the beginning of the last completed financial year of the Corporation or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries.

4.	Normal Course Issuer Bid

On November 25, 2010, the Corporation announced renewal of its normal course issuer bid by which it is authorized to acquire up to an additional 37,000,000 Class B Non-Voting Shares, being approximately 10% of the then public float of Class B Non-Voting Shares, until expiry of the bid on November 30, 2011. To date, no Class B Non-Voting Shares have been repurchased under this normal course issuer bid. The Corporation believes that under the right circumstances purchasing of outstanding Class B Non-Voting Shares constitutes a desirable use of the Corporation’s free cash flow in the best interests of the Corporation and its shareholders and may enhance the value of Class B Non-Voting Shares. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the Corporation as described below.

5.	Additional Information

Financial information of the Corporation is provided in the Corporation’s consolidated corporate financial statements and management’s discussion and analysis thereon for the Corporation’s fiscal year ended August 31, 2011. Such documents and other information concerning the Corporation, including the Corporation’s Business Conduct Standards and Annual Information Form dated November 29, 2011, are available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at www.sedar.com or the Corporation’s website at www.shaw.ca or on request without charge from the Corporate Secretary of the Corporation, Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 4L4, Telephone (403) 750-4500. Copies of any documents referred to in the proxy circular as being available on the Corporation’s website may also be obtained from the Corporate Secretary of the Corporation.

STATEMENT OF CORPORATE GOVERNANCE

The Board and management of the Corporation recognize that effective corporate governance is central to the prudent direction and operation of the Corporation in a manner that ultimately enhances shareholder value. The following discussion outlines the Corporation’s system of corporate governance, including with respect to various matters addressed by National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Policy 58-201 – Corporate Governance Guidelines.

The corporate governance practices and policies of the Corporation have been developed under the general stewardship of the Corporate Governance and Nominating Committee of the Board. The Corporate Governance and Nominating Committee believes that the corporate governance practices of the Corporation are appropriate for a company such as the Corporation. As a result of evolving laws, policies and practices, including the Sarbanes-Oxley Act and the corporate governance rules adopted by the NYSE, the Corporate Governance and Nominating Committee continuously reviews the practices and policies of the Corporation to ensure that the Corporation complies with all applicable requirements. In this regard, the Corporate Governance and Nominating Committee has developed and implemented, and continues to develop, implement and refine, formal policies and procedures that reflect the Corporation’s commitment to corporate governance.

1.	Board Mandate and Composition

The Board has responsibility for supervising and overseeing the management of the business of the Corporation. As part of its stewardship of the Corporation, and in addition to the obligations of the Board mandated by law, the Board has specific responsibility for strategic planning; the selection and monitoring of management, including the Chief Executive Officer; management succession planning; the identification and management of the principal risks associated with the Corporation’s business; and the implementation and assessment of internal controls, disclosure controls and other systems and procedures consistent with applicable laws and good corporate practice. These duties and obligations, among others, are set forth in a written Board mandate that has been adopted and is reviewed on an on-going basis by the Board. A copy of the Board mandate is appended to this proxy circular as Exhibit A hereto.

Certain of the powers, duties and responsibilities of the Board have been delegated to committees of the Board, as described under the heading “Statement of Corporate Governance – Committees of the Board”.

With respect to strategic planning, the Board establishes the overall strategic objectives for the Corporation, annually reviews and approves management’s strategic plans and, on an on-going basis, reviews emerging trends, opportunities, risks and issues with management. The Board receives updates from management on strategic developments generally eight times per year (at the end of each fiscal quarter and at mid-quarter) and reviews and adjusts consolidated and divisional budgets, plans and objectives of the Corporation as may be required. The Board also reviews and approves strategic transactions that are not considered to be in the ordinary course of business, as well as other items of significance, including significant acquisitions, dispositions and financings.

The Board is currently composed of 16 directors, 12 of whom have been determined by the Board to be independent directors. For further information in this regard, see the table under the heading “Statement of Corporate Governance – Corporate Governance Disclosure and Compliance with Corporate Governance Guidelines”.

2.	Committees of the Board

Subject to applicable law, the Board may delegate its powers, duties and responsibilities to committees of the Board. In this regard, the Board has established four standing committees: Executive, Audit, Corporate Governance and Nominating, and Human Resources and Compensation. The membership of each committee as at the date of this document is set forth below. For information about the attendance of members at meetings of the committees, see “Business of the Meeting – Election of Directors – Nominees for Election to the Board of Directors”.

Executive Committee	Audit Committee	Corporate Governance and Nominating Committee	Human Resources and Compensation Committee
JR Shaw (Chair)	Paul K. Pew (Chair)	Michael W. O’Brien (Chair)	Willard H. Yuill (Chair)
Adrian I. Burns	Gregg Keating	Adrian I. Burns	Dr. Richard R. Green
Michael W. O’Brien	Jeffrey C. Royer	George F. Galbraith	JC Sparkman
Bradley S. Shaw	Carl E. Vogel	Dr. Lynda Haverstock	Sheila C. Weatherill
JC Sparkman

The mandate of each of the committees of the Board is summarized below. A copy of the full written charter of each committee is available on the Corporation’s website.

Executive Committee

The Executive Committee carries out all matters that may be specifically and lawfully delegated to it by the Board. In particular, the Executive Committee exercises the powers of the Board in circumstances where, following initial approval of a matter by the full Board, the Board delegates approval of certain aspects to the Executive Committee. Matters reviewed and approved by the Executive Committee are in most circumstances referred back to the full Board for ratification, confirmation and approval at the next meeting of the Board.

Other than JR Shaw and Bradley S. Shaw, each member of the Executive Committee is an independent director.

Audit Committee

The Audit Committee of the Board is responsible for overseeing the integrity of the Corporation’s financial reporting process. In this regard, the primary duties of the Audit Committee involve reviewing the Corporation’s annual and interim financial statements; monitoring the effectiveness and integrity of the Corporation’s financial reporting, internal control and related management information systems; and overseeing the audits conducted by the Corporation’s external auditors.

The Audit Committee is responsible for overseeing the effectiveness and integrity of the Corporation’s internal controls, including information systems related thereto, and disclosure processes and controls; evaluating the qualifications and performance of the Corporation’s external auditors and implementing practices to preserve their independence; reviewing the engagements to be provided by the external auditors; and reviewing all significant auditing and accounting practices and policies and any proposed changes with respect thereto. In addition to working with the Corporation’s external auditors in respect of the foregoing, the Audit Committee works closely with the Corporation’s Risk and Compliance Department (internal audit) whose mandate is to provide objective audit services in order to evaluate and improve the effectiveness of internal controls, disclosure processes and risk management activities.

Further, the Audit Committee, in respect of those risk areas that the Board has assigned to it oversight responsibility, identifies and reviews with management the principal risks facing the Corporation in those areas and ensures that management has in place policies and systems to assess and manage these risks. As part of this process, the Audit Committee regularly reviews reports and discusses significant risk areas with the Corporation’s external auditors.

With respect to internal controls over financial reporting, except as provided below, the Corporation has conducted an evaluation of the effectiveness of its system of internal controls over financial reporting and concluded that the Corporation’s system of internal controls over financial reporting was effective as of August 31, 2011 and that the Corporation is in compliance with the requirements of Section 302 of the Sarbanes-Oxley Act. As permitted by U.S. Securities and Exchange Commission guidance, management has excluded the Shaw Media segment from this evaluation of the system of internal control over financial reporting. Shaw completed the purchase of 100% of the Shaw Media segment on October 27, 2010. The Shaw Media segment will be included in management’s evaluation of internal controls over financial reporting for the fiscal year ended August 31, 2012.

As part of its oversight of the integrity of the Corporation’s internal controls, the Audit Committee specifically reviews and addresses fraud prevention and other procedures. Under the Corporation’s Business Conduct Standards, the Corporation has also implemented procedures to ensure that concerns and complaints with respect to accounting, auditing, internal control and public disclosure matters, among others, are brought to the attention of the Audit Committee.

Each member of the Audit Committee is an independent director and is financially literate. Paul K. Pew, who serves as the Chair of the Audit Committee, qualifies as a “financial expert” under the Sarbanes-Oxley Act and other applicable regulatory requirements. Each of Jeffrey C. Royer and Carl E. Vogel, members of the Audit Committee, also qualify as a “financial expert” under the Sarbanes-Oxley Act and other applicable regulatory requirements.

A further description of matters relating to the Audit Committee, along with a copy of the written charter of the Audit Committee, is set forth under the heading “Audit Committee” in the Corporation’s Annual Information Form dated November 29, 2011.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee of the Board is responsible for developing and monitoring the Corporation’s approach to corporate governance in accordance with good corporate practice and applicable laws and policies. In particular, the Corporate Governance and Nominating Committee is responsible for overseeing the role, composition, structure and effectiveness of the Board and its committees.

In this regard, the Corporate Governance and Nominating Committee is responsible for such matters as establishing and reviewing the mandates of the Board and its committees; identifying and evaluating candidates for nomination to the Board; overseeing the orientation and education programs for directors; assessing the effectiveness of the Board, its committees and individual directors; and establishing, reviewing and assessing compliance with general corporate policies and practices, such as related party transaction policies and securities trading guidelines.

Each member of the Corporate Governance and Nominating Committee is an independent director.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee of the Board is responsible for ensuring that appropriate and effective human resource recruitment, development, compensation, retention, succession planning (including appointing, training and monitoring senior management) and performance evaluations programs are developed and implemented in conformity with the Corporation’s strategic objectives and with a view to attracting and retaining the best qualified management and employees. For further information, see “Statement of Executive Compensation – Compensation Discussion and Analysis – Governance” and “Statement of Executive Compensation – Composition of the Compensation Committee”.

Each member of the Human Resources and Compensation Committee is an independent director.

3.	Lead Director

During fiscal 2004, the Corporation created the position of Lead Director and adopted a formal position description, a copy of which is available on the Corporation’s website. The Lead Director provides independent leadership to the Board, facilitates the functioning of the Board independently of management of the Corporation, and maintains and enhances the quality of the Corporation’s corporate governance practices. In this regard, the Lead Director acts as Chair of meetings of the Board in the absence of the Executive Chair and the Vice Chair; consults with the Corporation’s independent directors and represents them in discussions with management of the Corporation; serves as Board ombudsman; mentors and counsels new members of the Board; and facilitates the process of conducting director evaluations.

4.	Other Corporate Governance Matters

Code of Conduct

The Corporation has adopted a set of Business Conduct Standards, which apply to all directors, officers (including the principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions) and employees of the Corporation. The Corporate Governance and Nominating Committee, with the assistance of the Corporation’s Business Conduct Standards Committee (a committee of management representatives from each of the Operations, Human Resources, Legal and Finance departments which meets throughout the year), is responsible for monitoring compliance with the Business Conduct Standards and for approving waivers of such standards. No such waivers for directors or officers of the Corporation have been granted as of the date hereof.

The Corporation’s Business Conduct Standards address such matters as conflicts of interest, confidential information, and the protection and proper use of the Corporation’s assets. The Business Conduct Standards also include procedures for the submissions of complaints or concerns that employees may have regarding compliance with corporate policies or applicable laws or with respect to accounting, internal control and auditing matters.

Communications Policy

The Corporation has adopted corporate disclosure guidelines with respect to the dissemination of material information in a timely manner to all shareholders in accordance with applicable securities laws. Under such guidelines, the Board, upon recommendation of the Audit Committee, approves annual and quarterly reports to shareholders, as well as other material public communications.

All quarterly and annual financial statements, material press releases, investor presentations and other corporate governance-related materials are posted immediately on the Corporation’s website. With respect to the release of its quarterly financial results, the Corporation provides Internet and telephone conference call access to interested parties.

Investor enquiries receive a response through the finance department of the Corporation or through an appropriate officer of the Corporation.

5.	Corporate Governance Disclosure and Compliance with Corporate Governance Guidelines

The Canadian Securities Administrators have adopted National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Disclosure Instrument”) and National Policy 58-201 – Corporate Governance Guidelines (the “Guidelines”). The Disclosure Instrument requires issuers such as the Corporation to disclose the corporate governance practices that they have adopted, while the Guidelines provide guidance on corporate governance practices. In this regard, a brief description of the Corporation’s system of corporate governance, with reference to each of the items set out in the Disclosure Instrument, is set forth in the table below.

Disclosure Item	Comments
1. Board of Directors

• Independence

•         The Board defines a director to be “independent” if he or she has no direct or indirect material relationship with the Corporation, as determined by the Board in consultation with the Corporate Governance and Nominating Committee. A “material relationship” is a relationship which could, in the Board’s view, be reasonably expected to interfere with the exercise of a director’s independent judgment.

•         Based upon the definition of an “independent director” and a review of the applicable factual circumstances (including financial, contractual and other relationships), the Board, in consultation with the Corporate Governance and Nominating Committee, has determined that 12 of 16 (75%) of the Corporation’s directors, representing a majority of directors, are independent. These 12 independent directors are: Adrian I. Burns, George F. Galbraith, Dr. Richard R. Green, Dr. Lynda Haverstock, Gregg Keating, Michael W. O’Brien, Paul K. Pew, Jeffrey C. Royer, JC Sparkman, Carl E. Vogel, Sheila C. Weatherill and Willard H. Yuill.

•         R Shaw, Jim Shaw, Bradley S. Shaw and Peter J. Bissonnette are not independent directors, due to their positions as officers or former officers of the Corporation and its subsidiaries. In addition, JR Shaw, Jim Shaw and Bradley S. Shaw are deemed to be, or are related to, the Corporation’s controlling shareholder through the voting trust described under the heading “Proxy Information – Voting Shares and Principal Holders Thereof”.

• For further details about each director of the Corporation nominated for election at the Meeting, see the information under the heading “Business of the Meeting – Election of Directors”.

• Other Directorships

•         Several of the directors of the Corporation nominated for election at the Meeting are presently directors of other reporting issuers (or the equivalent) in Canada and the U.S. For further details, see the information about each such director under the heading “Business of the Meeting – Election of Directors”.

Disclosure Item	Comments

• In Camera Sessions

•         Following each regular meeting, the Board and its committees conduct “in camera” sessions, at which non-independent directors or members of management are not in attendance. The in camera portion of each regular Board meeting consists of one session without the presence of any member of management or any management director (other than the Executive Chair) and one session without the presence of any member of management, any management director or the Executive Chair.

• For information concerning the number of such meetings, refer to the disclosure under the heading “Business of the Meeting – Election of Directors”.

• Board Chair/Lead Director	• The Executive Chair of the Board, JR Shaw, is not an independent director.

•         The Board appointed Michael W. O’Brien as Lead Director on January 16, 2009. Mr. O’Brien is an independent director. The Lead Director facilitates the functioning of the Board independently of the Corporation’s management and is generally charged with the responsibility of maintaining and enhancing the quality of the Corporation’s corporate governance practices.

• For further information concerning the Lead Director, see “Statement of Corporate Governance – Lead Director”.

• Meeting Attendance Records

•         For information concerning the attendance record of each director nominated for election at the Meeting for all Board and committee meetings, refer to the disclosure under the heading “Business of the Meeting – Election of Directors”.

2. Board Mandate	• A summary of the Board mandate is set out under the heading “Statement of Corporate Governance – Board Mandate and Composition”.

•         In addition to setting out the responsibilities and duties of the Board, the Board mandate describes the terms of reference and expectations for the Chair of the Board and for each individual director.

• A copy of the Board’s written mandate is appended to this proxy circular as Exhibit A.

3. Position Descriptions

• Board Chair and Committee Chairs

•         The Board, in consultation with the Corporate Governance and Nominating Committee, has developed written position descriptions for the Chair of the Board and the Chair of each Board committee. For the position description of the Chair of the Board, please refer to the Board’s written mandate appended to this circular as Exhibit A. For the position descriptions of the Chair of each committee of the Board, please refer to the charter of each such committee.

• Chief Executive Officer

•         The Human Resources and Compensation Committee monitors the corporate objectives that the Chief Executive Officer is responsible for meeting on an annual basis and regularly reviews whether such objectives are being met.

Disclosure Item	Comments

4. Orientation and Continuing Education

• Orientation of New Directors

•         Under the guidance of the Corporate Governance and Nominating Committee and as required, the Corporation runs an in-depth orientation session for new directors. The session typically includes an overview of the Corporation’s history and operations, a review of industry conditions and competition, and an introduction to the Corporation’s management team.

•         The Corporation has developed and distributed board reference material, containing relevant corporate and business information (such as the Corporation’s written policies and guidelines), to orient and assist directors in fulfilling their duties and obligations. This documentation is updated on a regular basis, as required.

• Continuing Education

•         The Corporation undertakes ongoing education efforts that include strategy sessions, tours of various corporate sites and facilities, meetings with management of the Corporation, and presentations from outside consultants.

5. Ethical Business Conduct

• Code of Conduct

•         The Corporation has adopted the Shaw Business Conduct Standards, governing the behaviour of directors, officers and employees of the Corporation. A summary of the Business Conduct Standards is set out under the heading “Statement of Corporate Governance – Other Corporate Governance Matters”.

•         The Board monitors compliance with the Business Conduct Standards through both the Corporate Governance and Nominating Committee and the Audit Committee, with the assistance of the Corporation’s Business Conduct Standards Committee (a committee of management representatives from each of the Operations, Human Resources, Legal and Finance departments which meets throughout the year). Each such Board committee receives an update as applicable on matters relating to the Business Conduct Standards.

•         No material change reports have been filed since the beginning of the Corporation’s most recently completed financial year that pertain to any conduct of a director or executive officer that constitutes a departure from the Shaw Business Conduct Standards.

• Transactions Involving Directors or Officers

•         In the case of any transaction or agreement in respect of which a director or executive officer of the Corporation has a material interest, the director or officer is required to disclose his or her interest in accordance with the Business Corporations Act (Alberta). Where applicable, he or she is also required to exclude him or herself from any discussions or vote relating to such transaction or agreement.

•         At each quarterly meeting, the Corporate Governance and Nominating Committee reviews the fairness of any potential transactions in which a director or officer of the Corporation may be involved or connected, if any.

Disclosure Item	Comments

• Other Measures

•         The Corporation has adopted a Vision and Values statement which reflects the culture, strategy and goals of the Corporation: “We, the leading entertainment and communications company, deliver exceptional customer experience through outstanding people sharing Shaw values”. Shaw’s stated core values are: Integrity; Loyalty; Team Player; Accountable; Customer Focused; Positive, Can Do Attitude; and Balance.

6. Nomination of Directors

• Nomination Process

•         In conjunction with the Executive Chair, the Corporate Governance and Nominating Committee identifies and reviews the qualifications of potential candidates for the Board. In particular, the Corporate Governance and Nominating Committee assesses, among other factors, industry experience, functional expertise, financial literacy and expertise, board experience and diversity of background. Upon such review, and after conducting appropriate due diligence, the Corporate Governance and Nominating Committee makes recommendations on candidates to the Board.

• Nominating Committee	• The Board has established a Corporate Governance and Nominating Committee, which is composed of four independent directors.

•         The Corporate Governance and Nominating Committee is responsible for the Corporation’s approach to corporate governance issues and for the disclosure of this approach in accordance with the Guidelines. For further information concerning the responsibilities, powers and operation of the Corporate Governance and Nominating Committee, see “Statement of Corporate Governance – Committees of the Board”.

7. Compensation

• Compensation Committee	• The Board has established a Human Resources and Compensation Committee, which is composed of four independent directors.

•         The Human Resources and Compensation Committee is responsible for the Corporation’s approach to human resources issues, including compensation of directors and officers. For further information concerning the responsibilities, powers and operation of the Human Resources and Compensation Committee, see “Statement of Corporate Governance – Committees of the Board”.

• Compensation Determination	• The Human Resources and Compensation Committee is charged with the responsibility of reviewing the adequacy and form of the compensation of directors.

Disclosure Item	Comments

•         The Human Resources and Compensation Committee reviews the compensation proposed to be paid to the five most highly compensated executive officers and makes recommendations to the Board with respect thereto. The Board of Directors approves the compensation to be paid to such officers on an annual basis.

• The Human Resources and Compensation Committee is responsible for reviewing and approving the compensation to be paid to all other executive officers of the Corporation.

• Compensation Consultant	• From time to time, the Human Resources and Compensation Committee retains independent human resources consultants to provide expert advice and opinions on compensation and other matters.
• In respect of fiscal 2011, the Human Resources and Compensation Committee retained Mercer in connection with a review of director and senior executive compensation.
• During fiscal 2011, the Corporation retained Aon Hewitt Associates and Mercer to provide actuarial and other pension-related services.

8. Other Board Committees	• The Board has established an Executive Committee, which is composed of three independent directors and two non-independent directors, JR Shaw and Brad Shaw.

•         The Executive Committee is responsible for exercising the powers of the Board that may be specifically and lawfully delegated to it by the Board. For further information concerning the responsibilities, powers and operation of the Executive Committee, see “Statement of Corporate Governance – Committees of the Board”.

•         The Board has established an Audit Committee, which is composed of four independent directors. For further information concerning the responsibilities, powers and operation of the Audit Committee, see “Statement of Corporate Governance – Committees of the Board”.

9. Board and Committee Assessments	• The Corporate Governance and Nominating Committee reviews the effectiveness of the Board, its committees and individual directors.

•         Under the direction of the Corporate Governance and Nominating Committee, the Corporation has developed a Board Effectiveness Questionnaire, which is completed by all directors on an annual basis. The Corporate Governance and Nominating Committee reviews recommendations arising out of the questionnaire and implements such changes arising therefrom as it considers appropriate.

• The Corporate Governance and Nominating Committee is also responsible for ongoing assessments of individual directors.

Submitted on behalf of the Corporate Governance and Nominating Committee:

Michael W. O’Brien (Chair)

Adrian I. Burns

George F. Galbraith

Dr. Lynda Haverstock

DIRECTOR APPROVAL

The contents and sending of this proxy circular have been approved by the Board of Directors of the Corporation.

(signed) PETER A. JOHNSON

General Counsel and Corporate Secretary

November 22, 2011

EXHIBIT A

MANDATE OF THE BOARD OF DIRECTORS

This Mandate of the Board of Directors (the “Board”) of Shaw Communications Inc. (the “Corporation”) was adopted and approved on June 26, 2003 (revised October 26, 2005, July 11, 2007 and November 25, 2008).

I.	Mandate

The Board has responsibility for supervising and overseeing management of the business and affairs of the Corporation consistent with its powers and obligations under the Business Corporations Act (Alberta) (the “ABCA”) and under other legal and regulatory requirements applicable to a corporation that is a reporting issuer in Canada and the United States and whose securities are listed on the Toronto Stock Exchange and the New York Stock Exchange.

In this regard, the Board shall, in accordance with the Corporation’s Articles and By-laws:

•	manage the business and affairs of the Corporation;
•	act honestly and in good faith with a view to the best interests of the Corporation; and
•	exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances.

The Board will fulfill its mandate primarily by carrying out the duties and responsibilities set forth in section IV of this Mandate.

II.	Composition

Pursuant to the terms of the Articles of the Corporation, the Board shall consist of a minimum of 8 and a maximum of 20 directors. In accordance with the ABCA and applicable regulatory requirements, at least 80% of the members of the Board shall be Canadian citizens.

The Board shall be comprised of a majority of independent directors. A director is “independent” if he or she has no direct or indirect material relationship with the Corporation, as determined by the Board in accordance with applicable laws, policies and guidelines of securities regulatory authorities.

The members of the Board shall be elected annually by shareholders of the Corporation or as otherwise provided by the Articles. Each member of the Board shall serve until the next annual general meeting of shareholders of the Corporation or until his or her earlier resignation or removal from the Board.

The Chair of the Board shall be appointed by the Board from among its members and shall carry out the responsibilities and duties set forth in Section VI of this Mandate. The Board may also appoint, from time to time, an independent lead director from among its members to provide leadership to the independent directors of the Board.

III.	Meetings

The Board shall meet at least on a quarterly basis, or more frequently as circumstances dictate or as requested by a member of the Board or a senior officer of the Corporation.

Notice of each meeting of the Board shall be given to each member of the Board as far in advance of the time for the meeting as possible, but in any event, not later than 24 hours preceding the time stipulated for the meeting (unless otherwise waived by all members of the

Board). Each notice of meeting shall state the nature of the business to be transacted at the meeting in reasonable detail and to the extent practicable, be accompanied by copies of documentation to be considered at the meeting.

A quorum for the transaction of business at a meeting shall consist of not less than a majority of the members of the Board. Members of the Board may participate in any meeting by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a member participating by any such means shall be deemed to be present at that meeting.

Senior management of the Corporation and other parties may attend meetings of the Board, as may be deemed appropriate by the Board. The Board shall also make provision for holding regularly scheduled in camera sessions of the Board without the presence of management.

Minutes shall be kept of all meetings of the Board (other than in camera sessions) and shall be signed by the Chair and Secretary of the meeting.

IV.	Responsibilities and Duties of the Board

To fulfill its mandate, the Board shall be charged with the specific responsibilities and duties set out in this section IV. To the extent permissible under applicable law and the Corporation’s Articles and By-laws, the Board may delegate such responsibilities and duties to committees of the Board constituted in accordance with section V of this Mandate.

While the ABCA and Corporation’s By-laws provide that the Board shall “manage the business and affairs” of the Corporation, the Board operates by delegating certain of its authorities to management of the Corporation and by reserving certain powers to itself.

In this regard, the Board expects management of the Corporation, including the Chief Executive Officer (the “CEO”) and other senior executives of the Corporation, to provide day-to-day leadership and management of the Corporation and to achieve the overall objectives and policies established by the Board. In particular, the CEO is expected to lead the Corporation and to formulate corporate strategies and policies that are presented to the Board for approval. The Board approves the strategies of the Corporation and the objectives and policies within which it is managed, and then evaluates the performance of the CEO and management. Reciprocally, the CEO and management shall keep the Board fully informed, in a timely and candid manner, of the progress of the Corporation towards the achievement of the goals, objectives or policies established by the Board. Once the Board has approved the strategies and policies, it shall act in a unified and cohesive manner in supporting and guiding the CEO and senior management of the Corporation.

The Board’s principal responsibilities and duties fall into the general categories described below.

1.	Selection and Oversight of Management

The Board has the responsibility to:

•	select and appoint the CEO and senior management of the Corporation;
•	review the performance of the CEO and senior management;
•	approve the compensation of the CEO and senior management;
•	ensure that plans have been made for management succession, training and development;
•	provide advice and counsel to the CEO and senior management in the execution of their duties; and
•	satisfy itself as to the integrity of the CEO and senior management, and ensure that such officers create a culture of integrity throughout the Corporation.

2.	Strategic Planning

The Board has the responsibility to:

•	review and approve the Corporation’s long-term strategic objectives and monitor the Corporation’s progress in reaching such strategic objectives;
•	review and approve the business plans, consolidated budgets and other similar plans of the Corporation on an annual basis and monitor the implementation of such plans;
•

review and approve significant strategic transactions that are not considered to be in the ordinary course of business as well as other items of significance, including significant acquisitions, dispositions and financings; and

•	identify and review other matters of significance that require approval or input of the Board.

3.	Monitoring and Acting

The Board has the responsibility to:

•

identify and assess the principal risks inherent in the business activities of the Corporation and ensure that management takes all reasonable steps to implement appropriate systems to manage such risks;

•	ensure that management implements, and maintains the integrity of, internal control procedures and management information systems;
•

develop, review and monitor the Corporation’s approach to corporate governance, including developing the Corporation’s corporate governance guidelines and measures for receiving shareholder feedback; and

•	adopt, and monitor compliance with, a code of business conduct applicable to directors, officers and employees of the Corporation.

4.	Reporting

The Board has the responsibility to:

•

ensure that the operational and financial performance of the Corporation, as well as any developments that may have a significant and material impact on the Corporation, are adequately reported to shareholders, regulators and stakeholders on a timely and regular basis;

•	ensure that the financial performance of the Corporation is reported fairly and in accordance with Canadian generally accepted accounting principles and any other applicable laws and regulations; and
•	develop, implement and oversee a disclosure policy to enable the Corporation to communicate effectively with its shareholders and stakeholders.

5.	Legal Requirements

The Board is responsible for ensuring overall compliance with legal and regulatory requirements applicable to the Corporation.

The Board also has the responsibility for considering, as a full Board, the following matters that in law may not be delegated to management of the Corporation or to a committee of the Board:

•	any submission to shareholders of the Corporation of a question or matter requiring their approval;
•	filling of a vacancy among the directors or in the office of auditors of the Corporation;
•	issuance of securities;

•	declaration of dividends;
•	purchase, redemption or any other form of acquisition of shares issued by the Corporation;
•

payment of a commission to any person in consideration of such person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

•	approval of management proxy circulars;
•	approval of any take-over bid circular or directors’ circular;
•	approval of annual financial statements of the Corporation; and
•	adoption, amendment or repeal of the By-Laws of the Corporation.

6.	Board Functioning

The Board has the responsibility to:

•	manage its own affairs, including developing its own agendas and procedures;
•	consider, on an annual basis, the composition and size of the Board and its impact, if any, on the Board’s effectiveness;
•	identify and approve prospective nominees to the Board;
•	ensure that there is a comprehensive orientation session for directors, as well as other continuing education opportunities;
•	regularly assess the effectiveness and contribution of the Board, its committees and each individual director;
•	determine the compensation of directors; and
•	otherwise establish and review its own policies and practices from time to time.

V.	Committees of the Board

The Board may establish committees of the Board and delegate its duties and responsibilities to such committees, where legally permissible. The Board shall appoint the members to any such committee and shall oversee their performance.

In accordance with applicable laws, policies and guidelines of securities regulatory authorities, the Board shall appoint the following standing committees, each composed of at least a majority of independent directors:

•	Audit Committee;
•	Corporate Governance and Nominating Committee; and
•	Human Resources and Compensation Committee.

In addition, the Board has appointed an Executive Committee which is composed of a majority of independent directors.

VI.	Terms of Reference for the Chair

To fulfill his or her responsibilities and duties, the Chair of the Board shall:

•	facilitate the effective operation and management of, and provide leadership to, the Board;
•	act as chair of meetings of the Board;
•	assist in setting the agenda for each meeting of the Board and in otherwise bringing forward for consideration matters within the mandate of the Board;
•	facilitate the Board’s interaction with management of the Corporation;

•	act as a resource and mentor and provide leadership for other members of the Board; and
•	perform such other duties and responsibilities as may be delegated to the Chair by the Board from time to time.

VII.	Terms of Reference for Individual Directors

As a member of the Board, each director will act honestly, in good faith and in the best interests of the Corporation. Each director will exercise the care, diligence and skill of a reasonably prudent person and will fulfil all legal and fiduciary obligations of a director.

1.	General

Each director is expected to:

•	Act and speak honestly and with integrity.
•	Demonstrate high ethical standards.
•	Support principled and ethical business practices.
•	Maintain a solid understanding of the role, responsibilities and duties of a director.
•	Understand conflict of interest issues and declare real or perceived conflicts.
•	Be an effective ambassador and representative of the Corporation.

2.	Skills and Experience

Each director shall:

•	Demonstrate skills and experience that are complementary to other directors of the Board and that are valuable in light of the Corporation’s business and strategic direction.
•	Develop and maintain a strong understanding of the Corporation’s business, operations, products, financial position, industry and markets.
•	Apply his or her knowledge, experience and expertise to issues confronting the Corporation.
•	Participate in on-going training and continuing education as may be required or desirable.
•	Serve as a helpful resource to the Board and to management, where necessary or appropriate.

3.	Preparation, Attendance and Availability

Each director shall:

•	Maintain an excellent attendance record for meetings of both the Board and committees of the Board.
•

Prepare for meetings of the Board and committees of the Board, by reading reports and background materials and by otherwise preparing in a manner that will assist the director in evaluating and adding value to meeting agenda items.

•	Be available and accessible to other members of the Board and to management of the Corporation, as needed.
•	Have the necessary time and commitment to fulfil all responsibilities as a member of the Board and committees of the Board.

4.	Communication and Interaction

Each director shall:

•	Participate fully and frankly in Board deliberations and discussions and contribute meaningfully and knowledgeably to Board discussions.
•	Work effectively with, and be collegial and respectful towards, fellow directors and management of the Corporation.
•	Encourage free and open discussion by the Board with respect to the business and affairs of the Corporation.
•	Communicate with the Chair and CEO of the Corporation, as appropriate, including when planning to introduce significant or new information or material at a meeting of the Board.
•	Act and speak independently and exercise independent judgment.
•	Respect confidentiality.

5.	Committee Work

Each director is expected to:

•	Participate as a member of a committee of the Board, when requested.
•	Become knowledgeable about the purpose and objectives of any committee of the Board on which the director serves.

VIII.	Resources

The Board shall have the authority to retain legal, accounting and other outside consultants and advisors to advise it. The Board shall also implement a system whereby individual directors may engage an outside advisor, at the expense of the Corporation, to provide consultation and advice in appropriate circumstances.

SHAW COMMUNICATIONS INC.

CLASS A PARTICIPATING SHARES

PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT OF SHAW COMMUNICATIONS INC. (THE “CORPORATION”) FOR THE ANNUAL GENERAL MEETING (THE “MEETING”) OF SHAREHOLDERS OF THE CORPORATION TO BE HELD ON THURSDAY, JANUARY 12, 2012 AT 11:00 A.M. (MOUNTAIN TIME) AND AT ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.

The undersigned shareholder of the Corporation hereby appoints JR SHAW of Calgary, Alberta, or failing him, BRADLEY S. SHAW of Calgary, Alberta, or instead of either of the foregoing,                                                                                   of                                                                                   as the nominee of the undersigned to attend and act for the undersigned at the Meeting, in the same manner, to the same extent and with the same power as if the undersigned were present at the Meeting or at any adjournment or adjournments thereof, including the right to appoint a substitute proxyholder; and without limiting the general authorization and powers hereby given, the undersigned shareholder specifies and directs the persons above named that the shares registered in the name of the undersigned shall be:

1.	VOTED FOR ☐	WITHHELD FROM VOTING ☐

the election as directors of the persons named in the proxy circular with respect to the Meeting; and

2.	VOTED FOR ☐	WITHHELD FROM VOTING ☐

the appointment of Ernst & Young LLP as auditors of the Corporation.

Unless otherwise indicated above, this proxy is to be voted in favour of each of the resolutions in respect of the election of directors and the appointment of the auditors, all as referred to above. If any amendments or variations to matters identified in the notice of meeting are proposed at the Meeting or if any other matters properly come before the Meeting, discretionary authority is hereby conferred with respect thereto.

DATED the              day of                                         ,             .

Signature of Shareholder

Name of Shareholder

(please print)

Notes:

1.	This form of proxy is for use of holders of Class A Participating Shares of the Corporation only.
2.	This proxy is solicited on behalf of the management of the Corporation and the costs thereof will be borne by the Corporation.
3.

A shareholder has the right to appoint a proxyholder (who need not be a shareholder) to attend and act for the shareholder at the Meeting other than the persons designated above. To exercise this right, the shareholder may insert the name of the desired person in the blank space provided above and strike out the other names or may submit another appropriate proxy.

4.

This form of proxy should be dated and must be executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder.

5.

In order for this proxy to be effective it must be deposited at the offices of CIBC Mellon Trust Company, c/o Canadian Stock Transfer Company Inc., 600 The Dome Tower, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1 (mailing address: CIBC Mellon Trust Company, c/o Canadian Stock Transfer Company Inc., Proxy Dept., P.O. Box 721, Agincourt, Ontario, M1S 0A1), not less than 48 hours, excluding Saturdays, Sundays and holidays, before the time for holding the Meeting or any adjournment thereof.

6.

If this proxy is duly deposited with CIBC Mellon Trust Company, c/o Canadian Stock Transfer Company Inc., the shares represented thereby will be voted or withheld from voting as directed by the shareholder, but if no direction is made, they will be voted in favour of the above matters. If the shareholder specifies in this proxy with respect to any matters to be acted upon, such shares shall, in the event of a poll on such matters, be voted in accordance with the specifications so made.